

5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com





SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

27 May 2004

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 1 March 2004:

- Annual reports and accounts of OM plc, Nedcor Limited ("Nedcor") and Mutual & Federal Insurance Company Limited ("M&F") for the year ended 31 December 2003;
- Announcement by OM plc dated 4 March 2004 detailing options of shares in OM plc that were granted to executive directors on 3 March 2004 under the Company's executive share option scheme;
- Announcement by OM plc dated 2 April 2004 confirming the currency conversions to be used in calculating the recommended final dividend for 2003;
- Announcement dated 3 May 2004 of the results of an offer by M&F Investments, a subsidiary of OM plc, to acquire the minority interests in M&F;
- Trading update by Nedcor dated 13 May 2004;
- Trading update by OM plc dated 14 May 2004;
- Results of shareholder voting on resolutions put to the AGM and Court Meeting on 14 May 2004; and
- Announcement by OM plc dated 19 May 2004 regarding the purchase of additional shares in Nedcor by the Old Mutual group.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

PROCESSED
JUL 06 2004
THOMSON FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
JUN 02 2004
SECTION
WASH., D.C.
158

OLD MUTUAL PLC

ISIN CODE: GB0007389926
JSE SHARE CODE: OML
NSX SHARE CODE: OLM
ISSUER CODE: OLOML

Directors' interests in shares in Old Mutual plc (the "Company")

The following options over shares in the Company were granted on 3 March 2004 under the Company's executive share option scheme (the "SOP") to the following directors of the Company:

Director	Number of shares	Exercise price
J V F Roberts	661,418	95.25 pence
J H Sutcliffe	944,882	95.25 pence

All of the above options are for a period of six years, but may not generally, under the rules of the SOP, be exercised until the third anniversary of grant and then only subject to the fulfilment of performance targets set by the Remuneration Committee of the Company. No consideration was payable for these grants.

The total numbers of shares now held under option by the above directors under the SOP (following the above grants) are as follows:

Director	Total shares under option under the SOP
J V F Roberts	2,163,824
J H Sutcliffe	3,154,203

Mr Roberts and Mr Sutcliffe have elected to defer receipt of some or all of their annual bonus for the year ended 31 December 2003 under a matching scheme pursuant to the Company's Restricted Share Plan ("RSP"). The following shares in the Company were purchased with that part of their net of tax bonus for which they made such elections and the following related awards were made under the RSP on 3 March 2004:

Director	Gross amount deferred	No. of shares bought	Price per share	No. of shares under the RSP matching award
J V F Roberts	£34,000	20,955	95.25 pence	35,695
J H Sutcliffe	£80,000	49,307	95.25 pence	83,989

The matching awards will generally only be released three years after the date of the award if the director remains in employment with the Group until then and the performance conditions applicable thereto have been fulfilled. The shares bought are

held in trust for the director until the date of vesting or lapse (whichever first occurs) of the matching award.

Those conditions are:

- as to one half of the matching award, that the Company's adjusted earnings per share in Sterling (Sterling EPS) in the year ending 31 December 2006 exceed the Sterling EPS for the year ended 31 December 2003 by a factor of 9% or more above the increase in the UK RPI over that period; and
- as to the other half of the matching award, that the Company's adjusted earnings per share in Rand (Rand EPS) in the year ending 31 December 2003 exceed the Rand EPS for the year ended 31 December 2003 by a factor of 9% or more above the increase in the South African Consumer Price Index over that period.

The total number of shares contingently held under the RSP by the directors concerned (including the above awards) are now as follows:

Director	**No. of Restricted shares awarded on joining**	**No. of Restricted Shares under the bonus matching arrangement**	**Total**
J V F Roberts	100,400	183,203	283,603
J H Sutcliffe	-	377,104	377,104

4 March 2004

ENQUIRIES

Old Mutual plc
James Poole,
Director, Corporate Affairs

Tel: +44 20 7002 7000

OLD MUTUAL PLC

Final Dividend for the year ended 31 December 2003
Currency Conversion

In the preliminary announcement by Old Mutual plc of its results for the year ended 31 December 2003 published on 23 February 2004, the company announced a recommended final dividend of 3.1p per share or its equivalent in other currencies of payment using the exchange rates prevailing on 1 April 2004.

The local currency equivalents of the proposed dividend have now been established and are as follows:

South Africa	36.45 South African cents per share
Malawi	6.1603 Malawi Kwacha per share
Namibia	36.45 Namibian cents per share
Zimbabwe	242.3832 Zimbabwean dollars per share

Subject to being approved by shareholders at the Annual General Meeting on 14 May 2004, the final dividend will be paid on 28 May 2004.

The record date for this dividend payment is close of business on Friday, 23 April 2004 for all the exchanges where Old Mutual shares are listed. The ex-dividend date on the London Stock Exchange is the opening of business on Wednesday, 21 April 2004.

In accordance with the settlement procedures of STRATE, Old Mutual has determined the last day for trading to participate in the final dividend to be Friday, 16 April 2004 for shares traded through the JSE Securities Exchange South Africa. The ex-dividend date on the JSE Securities Exchange South Africa and also on the Malawi, Namibian and Zimbabwe Stock Exchanges will be the opening of business on Monday, 19 April 2004.

No dematerialisation or rematerialisation within STRATE and no transfers between registers may take place in the period 19 to 23 April 2004, both dates inclusive.

2 April 2004

Enquiries

Old Mutual plc UK
Miranda Bellord +44 (0)20 7002 7133

Old Mutual plc SA
Nad Pillay +27 11 217 1604
+27 21 504 8026

Old Mutual plc
Result of offer to Mutual & Federal shareholders

Mutual & Federal Investments (Proprietary) Limited ("M&F Investments"), a wholly owned subsidiary of Old Mutual plc ("Old Mutual") has today announced the results of its offer to acquire the minority interests in Mutual & Federal Insurance Company Limited ("Mutual & Federal"). Acceptances have been received in respect of 92,284,040 shares representing 37.6 per cent of Mutual & Federal's issued share capital.

Julian Roberts, Group Finance Director of Old Mutual, said:

"As part of the original offer we agreed that if our suggested scheme of arrangement was not proposed by the board of Mutual & Federal, we would nevertheless acquire the 37 per cent holding in Mutual & Federal of Royal & Sun Alliance ("RSA") and also offer an opportunity for any minority shareholders to accept our offer for their shares should they wish to do so.

"We are very happy with the outcome, which has fulfilled our aim to increase our shareholding in Mutual & Federal substantially. Old Mutual's overall holding (including its policyholder funds) in Mutual & Federal now stands at 88.1 per cent.

The full text of the Mutual & Federal Investments' announcement is available on the JSE Securities Exchange News Service (SENS) and on the Old Mutual website, www.oldmutual.com. A paper copy of the full announcement is available from Corporate Affairs, Old Mutual plc, 5th Floor, 2 Lambeth Hill, London EC4V 4GG or 2nd Floor, Building 3, 93 Grayston Drive, Sandton – 2196, South Africa.

3 May 2004

Enquiries

Old Mutual plc SA

Nad Pillay **+27 11 217 1604**
+27 21 504 8026

Old Mutual – **logo-**
Mutual & Federal Investments (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/006620/07)
("M&F Investments")
(a wholly-owned subsidiary of Old Mutual (South Africa) Limited)

ANNOUNCEMENT OF RESULT OF THE OFFER TO MUTUAL & FEDERAL SHAREHOLDERS

Shareholders are referred to the announcement published in the press on 29 March 2004 relating to the unconditional offer ("the Offer") by M&F Investments, a wholly-owned subsidiary of Old Mutual (South Africa) Limited ("OMSA") to acquire the entire issued share capital of Mutual & Federal Insurance Company Limited ("Mutual & Federal").

The Offer opened on Monday, 29 March 2004 and closed on Friday, 30 April 2004.

M&F Investments has received acceptances in respect of 92,284,040 shares representing 37.6% of Mutual & Federal's issued share capital. As a result, M&F Investments now owns 87.8% of the total issued share capital of Mutual & Federal.

Cape Town
3 May 2004

-Logo -
Sponsor to Old Mutual plc (the ultimate holding company of M&F Investments)
Merrill Lynch South Africa (Pty) Limited

-Logo -
Corporate law advisers and consultants to M&F Investments
Edward Nathan & Friedland (Proprietary) Limited

Old Mutual plc

Annual General Meeting 2004 and Court Meeting re scheme of arrangement
Results of shareholder voting

Annual General Meeting
At the Annual General Meeting of Old Mutual plc (the "Company") held in London earlier today all of the resolutions set out in the Notice of Meeting sent to shareholders as part of the Report and Accounts and Summary Financial Statements for the year ended 31 December 2003 were voted upon by a poll. This announcement sets out the results of the votes on each resolution.

Ordinary Resolutions			
Resolution 1	To receive and adopt the directors' report and accounts		
	In Favour	Against	% in favour
	1,783,591,896	2,899,368	99.84%
Resolution 2	To declare a final dividend of 3.1 pence per ordinary share		
	In Favour	Against	% in favour
	1,826,191,939	96,335	99.99%
Resolution 3 (i)	Election of Michael Marks as a director of the Company		
	In Favour	Against	% in favour
	1,815,895,358	1,073,589	99.94%
Resolution 3 (ii)	Re-election of Rudi Bogni as a director of the Company		
	In Favour	Against	% in favour
	1,815,787,183	1,105,695	99.94%
Resolution 3 (iii)	Re-election of Norman Broadhurst as a director of the Company		
	In Favour	Against	% in favour
	1,805,146,590	6,303,783	99.65%
Resolution 3 (iv)	Re-election of Julian Roberts as a director of the Company		
	In Favour	Against	% in favour

	1,809,742,666	7,356,819	99.60%
Resolution 4	Re-appointment of KPMG Audit Plc as auditors to the Company		
	In Favour	Against	% in favour
	1,797,800,999	7,506,721	99.58%
Resolution 5	To authorise the Audit Committee of the Company to settle the remuneration of the auditors		
	In Favour	Against	% in favour
	1,804,581,632	3,823,078	99.79%
Resolution 6	To approve the Remuneration Report in the Company's report and accounts		
	In Favour	Against	% in favour
	1,649,850,335	33,853,841	97.99%
Resolution 7*	Authority to allot relevant securities up to an aggregate nominal amount of £127,917,000		
	In Favour	Against	% in favour
	1,350,584,574	468,340,374	74.25%
*During the meeting the Chairman Mr Mike Levett made the following statement: "This Resolution, which is in accordance with UK institutional investors' guidelines, does not accord with what is now regarded as best practice in South Africa. In the light of this, the Board undertakes that the Company will not use the authority to be granted by this resolution beyond 10% of the existing issued shares – that is to an aggregate nominal value of £38,374,000 – without coming back to shareholders – notwithstanding the higher figure contained in the resolution."			
Special Resolutions			
Resolution 8	Authority to allot equal securities up to a maximum nominal aggregate amount of £19,187,000		
	In Favour	Against	% in favour
	1,394,035,668	424,243,718	76.67%
Resolution 9	Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 383,752,930 Ordinary Shares of 10p each in the Company by way of market purchase		
	In Favour	Against	% in favour
	1,817,474,833	4,974,669	99.73%

Resolution 10 (i)	Approval of contingent purchase contract to enable shares to be bought back on the JSE Securities Exchange South Africa		
	In Favour	Against	% in favour
	1,817,316,278	1,495,217	99.92%
Resolution 10 (ii)	Approval of contingent purchase contract to enable shares to be bought back on the Namibian Stock Exchange		
	In Favour	Against	% in favour
	1,816,549,384	1,674,309	99.91%
Resolution 10 (iii)	Approval of contingent purchase contract to enable shares to be bought back on the Zimbabwe Stock Exchange		
	In Favour	Against	% in favour
	1,816,778,772	1,568,199	99.91%
Resolution 10 (iv)	Approval of contingent purchase contract to enable shares to be bought back on the Malawi Stock Exchange		
	In Favour	Against	% in favour
	1,816,431,152	1,686,756	99.91%
Resolution 11	Adoption of amended Articles of Association		
	In Favour	Against	% in favour
	1,861,828,092	322,342	99.98%
Resolution 12	Approval of arrangements relating to the proposed extension of the Unclaimed Shares Trusts, including amendment of the Company's objects clause		
	In Favour	Against	% in favour
	1,853,573,012	607,237	99.97%

Each of the resolutions was accordingly duly passed.

Court Meeting
At a Meeting of the Company's shareholders convened by order of the UK High Court and held immediately following the Annual General Meeting today, a resolution was put to approve a scheme of arrangement under section 425 of the UK Companies Act 1985 authorising the Board of the Company to extend the period within which certain entitlements that arose upon demutualisation of the Group may be claimed.

The results of the poll relating to the resolution proposed at that Court Meeting are set out below:

Resolution to approve the proposed scheme of arrangement		
In Favour	Against	% in favour
1,711,443,781	527,488	99.97%

The resolution was accordingly duly passed.

14 May 2004

Further information

James Poole
Director Corporate Affairs
Old Mutual plc
Tel: +44 (0) 20 7002 7100

Old Mutual plc

Update on First Quarter Trading

Old Mutual's trading in the first quarter of 2004 was in line with management expectations, with profitability at an improved run-rate from the full year 2003. The continued comparative strength of the Rand over the quarter boosted the Sterling value of our South African results, offsetting the negative effect of dollar weakness on the results from our US businesses.

Life assurance sales in the USA at an Annual Premium Equivalent (APE) were $103 million (2003 - $99 million), but the promising start to the year in South Africa was not sustained with total APE at R655 million (2003 – R803 million). In South Africa, individual recurring premium sales were up by 7% for the quarter, although total single premium sales fell by 29%.

Net cash flow was healthy around the world, with $2.3 billion in the USA, R1.1 billion at Old Mutual South Africa and £110 million in the UK.

Nedcor has completed its rights issue and its three-year recovery programme is on track, but with a long way to go. It has announced headcount reductions of 1,742, and has also continued the process of de-risking its balance sheet through the repatriation of dollar assets. The migration of BoE's business banking clients on to Nedcor's platforms has now been completed, with minimal loss of clients.

The underwriting results of Mutual & Federal Insurance Company Limited ("Mutual & Federal") remained at the cyclical highs seen last year thanks to low levels of claims. Our overall stake in Mutual & Federal is now 88.1% following our purchase of Royal & Sun Alliance's 37% stake.

Embedded value per share, at approximately 109p per share at 13 May 2004, has improved from 107p at the beginning of the year.

The Group has renewed its bank facilities by negotiating a £1.1 billion syndicated revolving credit facility, strongly supported by our core relationship banks.

Outlook

We expect to progress steadily over the coming months, although our results will be affected, as usual, by currency and market levels. Nedcor will progress its recovery plan and drive it into all parts of the business. We are also taking action to bolster our South African life sales position. In the USA we anticipate continued growth in assets under management at both of our businesses, subject to market conditions remaining favourable. In the UK our start-up businesses are continuing to develop according to plan.

ENQUIRIES:

Old Mutual plc
James Poole (UK) Tel: +44 (0) 20 7002 7100
Miranda Bellord Tel: +44 (0) 20 7002 7133

Nad Pillay (SA) Tel: +27 (0) 82 553 7980

College Hill (UK) Tel: +44 (0) 20 7457 2020
Tony Friend

Julian Roberts, Group Finance Director, will host a conference call for analysts and investors at 8.30 a.m. London time (9.30 a.m. South African time) this morning. The call will include a brief introduction followed by an opportunity for questions.

Analysts who wish to participate in the conference call should dial the following toll free numbers:

UK	0800 953 1444
SA	0800 994090

International participants from outside the above regions should dial the following number (not toll free): +44 (0) 1452 542 300

14 May 2004

Further details on operating businesses

South Africa - Life Assurance and Asset Management

Funds under management at 31 March 2004 totalled R302 billion, an increase of 4% over the position at 31 December 2003.

Aggregate net client cash flows across our life and asset management businesses in South Africa were positive for the period at R1.1 billion (2003 – R0.5 billion), although the life business experienced negative net policyholder cash flows.

Individual and Group business annual premium equivalent (APE) for the first three months of the year were 5% higher and 76% lower, respectively, than in the equivalent period in 2003. While individual recurring premium sales were 7% higher than those achieved in the equivalent period last year, sales of individual single premium products remained at the same depressed levels as for the same period last year. The new Financial Advisory and Intermediary Services (FAIS) licensing accreditation system adversely impacted sales force productivity and contributed towards the relatively weak sales performance in the first quarter of 2004. Group single premiums were 67% lower than in the equivalent period last year, although this type of business is lumpy by nature.

The value of new business for the first three months of the year of R87 million, at a margin of 13.3%, was 71% of that achieved in the equivalent period in 2003. The reductions in value and margin were due to the impact of lower single premium sales, particularly in Group business.

South Africa – Banking

Nedcor issued a trading update statement on 13 May 2004, which can be accessed on Old Mutual's website, *www.oldmutual.com*.

Nedcor's trading performance for the first quarter has been in line with management's expectations with total income at R3.4 billion, marginally up on the same period in 2003. Net interest income increased 11.7% to R1.8 billion, offsetting the decline in non-interest revenue of 8.7% to R1.6 billion. The decline in non-interest revenue has been impacted by lower exchange and dealing income, reflecting prevailing market conditions. Interest margin has improved slightly due mainly to the downward re-pricing of a large portion of the group's long-term liabilities.

There has been no major impact of foreign currency translation gains or losses for Nedcor in the first quarter. As Nedcor holds excess levels of capital in its offshore operations, R630 million of foreign capital was repatriated in April 2004 from the redemption of the preference shares of one of its international subsidiaries. This has reduced the foreign exchange volatility risk for Nedcor.

Advances have remained flat since December 2003 as Nedcor continues to refocus its asset book.

The strategic recovery plan implemented in 2004 to restore the business to a sustainable growth path has now been properly scoped. The plan includes a project to reduce expenses aggressively. As part of this exercise, Nedcor embarked on a retrenchment programme. During the first quarter headcount reduced by 399. Since the end of March, voluntary retrenchment procedures have been concluded with a further 1,343 staff who will be leaving Nedcor over the next eight months. One-off costs, relating mainly to the payment of retrenchment benefits, are expected to neutralise the benefits of the cost reduction programme in the short term.

Following the take-up of rights, the receipt of a scrip dividend and further acquisitions of 2.9 million shares in the market (at a total cost of R174.6 million), the Group's overall beneficial direct and indirect interest in Nedcor is now 52.7%. Out of this total number, 2.0% is held by Group companies including Mutual & Federal and by other Old Mutual life assurance companies for the benefit of Old Mutual policyholders.

South Africa - General Insurance

Mutual & Federal achieved growth in gross premium income of 18% for the first three months of 2004. Premium growth was achieved in all classes of business. With claims costs continuing to be lower than expected, a strong underwriting result has been achieved.

USA - Life Assurance

On a funds flow basis, our US life business attracted $0.7 billion in net policyholder cash inflow for the first quarter of 2004. Funds under management at 31 March 2004 totalled $14.9 billion, up from $13.3 billion at 31 December 2003.

Total sales of $103 million on an APE basis were achieved, an increase of 5% from the equivalent period in 2003. The value of new business for the first three months of 2004 of $16 million, at a margin of 15.8%, has increased by 143% compared to the equivalent period in 2003.

Product focus continued to favour equity-indexed and immediate annuity sales, and term-life sales, where our US life business maintained its top-ten position in the market.

International sales of US-style products including variable annuities through OMNIA (Bermuda) continued to grow strongly.

USA - Asset Management

Funds at our US asset management business increased 3.9% during the quarter, from $154.1 billion on 31 December 2003 to $160.0 billion at 31 March 2004. Net inflows of client funds contributed $2.3 billion, or 1.5% of the increase over funds under management at the beginning of the period. Investment performance at member firms accounted for the remaining 2.4% increase for the quarter, in line with major benchmark indices.

The outstanding legal and regulatory issues at Pilgrim Baxter & Associates remain unresolved.

We remain committed to a retail distribution strategy, and expect to announce details of this in the second half of the year.

The strategy of broadening product and distribution offerings continued with the launch of our first closed-end fund in April. This fund was a joint venture between Thompson, Siegel & Walmsley (TSW) and Claymore Advisors, and raised $175 million in managed assets for TSW. We anticipate that further launches will occur during the year and that these will continue the growth and innovation of our US asset management businesses.

UK

In the UK, both Selestia and Old Mutual Asset Managers (UK) (OMAM(UK)) saw positive external fund inflows (£98 million and £25 million respectively) during the first quarter. OMAM(UK)'s sales remained strong and Selestia's sales were up 200% on the equivalent period in 2003, at £105 million.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Interim results

Old Mutual plc expects to announce its interim results for the six months ending 30 June 2004 on 5 August 2004.

Old Mutual plc
Nedcor Trading Update

Old Mutual plc ("Old Mutual") draws attention to today's trading update by Nedcor Limited ("Nedcor"), the South African banking group in which it has a 52 per cent. holding.

The full text of Nedcor's announcement is available on the JSE Securities Exchange News Service (SENS) and can also be accessed on Old Mutual's website, www.oldmutual.com. A paper copy of the full announcement is available from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton – 2196, South Africa

Old Mutual will be providing an update on current trading activities in respect of the whole Old Mutual Group at 7.00 a.m. (UK time), 8.00 a.m. (SA time), tomorrow.

13 May 2004

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0)20 7002 7133

Old Mutual plc SA
Nad Pillay +27 82 553 7980

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

NEDCOR LIMITED – TRADING UPDATE

Nedcor's trading performance in the three months to 31 March 2004 has been in line with both management's forecasts and the financial objectives of the group. The directors are confident that the strategic recovery programme implemented earlier this year is starting to have the desired impact on the group's performance.

Net interest income (NII) has increased by 11,7% over the corresponding quarter in 2003 to R1,8 billion. The interest margin has improved slightly due mainly to the downward re-pricing of a large portion of the group's term liabilities and the mix of revenue in the trading portfolio. Most of the expensive short-dated liabilities have now matured and an active hedging programme has been implemented for new fixed rate liabilities which will reduce the interest rate risk for the bank.

Non-interest revenue (NIR) declined by 8,7% from R1,8 billion in 2003 to R1,6 billion in 2004. Trading income is below forecasts owing to the prevailing market conditions and the mix of revenue within the trading portfolio.

There has been no major impact of foreign currency translation gains or losses to date. As the group holds excess levels of capital in its offshore operations, R630 million of foreign capital was repatriated in April 2004 from the redemption of the

preference shares of one of its international subsidiaries. This has reduced the foreign exchange volatility risk.

Advances have remained flat since December 2003 as the group continues to refocus its asset book.

The regulator has indicated that it proposes to increase the tier 1 capital requirement for banks to 7,5% in the future. Following the capital inflow from the proceeds of the rights issue, the group expects to meet its tier 1 capital ratio objectives and to meet the proposed regulatory minimums by the year-end.

The rights issue, which closed on 7 May, was successfully concluded. Shareholders in Nedcor subscribed for 130 134 855 rights shares, equivalent to 113,67% of the total number of rights shares offered in terms of the rights issue. The applications included: 113 323 369 rights shares, being 98,99% of the rights shares and 16 811 486 excess applications. The 113 323 369 rights shares were allocated to shareholders in respect of rights entitlements subscribed for and the balance of the 1 157 641 rights shares available were allocated on an equitable basis to Nedcor shareholders who made excess applications.

A key element of the strategic recovery programme is to aggressively reduce all expenses. As part of this exercise, the group has embarked on a retrenchment programme. In the first quarter the headcount reduced by 399. Since the end of March, voluntary retrenchment procedures have been concluded with a further 1 343 staff who will be leaving the group over the next eight months.

One-off costs, relating mainly to the payment of retrenchment benefits, are expected to neutralise the benefits of the cost reduction programme in the short term. The full benefits of the programme are likely to emerge in 2005.

Dividend policy

The directors would like to reiterate that the group's dividend policy has been amended for 2004 onwards and will in future be based on between 3,0 and 3,5 times cover at the headline earnings level.

For further information contact:
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Sandton
13 May 2004

Sponsors to Nedcor:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875

ISSUE OF OPTIONS TO DIRECTORS/COMPANY SECRETARY IN TERMS OF THE RIGHTS ISSUE

The following information is disclosed in respect of the award of share options, resulting from the rights issue of Nedcor Limited ordinary shares, at a price of R45 per option to executive directors/company secretary of Nedcor Limited on 10 May 2004:

Name of Director/ Executive	Current option holding	Rights offer options awarded		Total new number of options held
		Time based	Performance based	
ML Ndlovu	190 200	55 292	23 958	269 450
GS Nienaber (Company Secretary)	80 957	20 607	13 124	114 688
R Nienaber (Associate/relative of Company Secretary)	10 342	2 084	2 227	14 653

These are all Beneficial Direct holdings.

The chief executive, Tom Boardman, is entitled to accept an offer to receive an additional 60 917 share options at R45 each in terms of the rights issue and his existing share options. Mr Boardman will accept 60 917 options at a strike price of R60 which is in line with the ruling price immediately post the rights offer and not the lower priced options in terms of the rights offer of R45.

Name of Director/ Executive	Current option holding	Rights offer options awarded		Total new number of options held
		Time based	Performance based	
TA Boardman	146 200	52 584	8 333	207 117

This is a Beneficial Direct holding.

The other Group Executive Committee ("Exco") members, who are not directors of Nedcor Limited, are entitled to accept offers to receive 483 043 share options in terms of the rights issue, of which 129 047 have performance-based

vesting criteria. These Exco members have declined the offer at R45 but have accepted a new offer at a R60 strike price on the same criteria as the underlying share options, except for 23 500 rights offer options which were taken up at the price of R45. The resultant position is:

Exco members	Current option holding	Rights offer options awarded Time based	Performance based	Total new number of options held
Non-directors	1 159 420	354 052	129 041	1 642 513

All share options issued in terms of the rights offer are subject to the same criteria as the underlying share options, some of which have time-based vesting criteria and some of which have performance-based vesting criteria.

ISSUE OF OPTIONS TO A DIRECTOR

In terms of Mr Boardman's employment contract, the trustees of the Nedcor Group (1994) Employee Share Purchase Trust have agreed to allocate 250 000 share options to Mr Boardman at a price of R60.01 per option. These share options are subject to the group's standard performance-based vesting criteria and are being issued subsequent to the recent rights issue. The issue date of these options is 11 May 2004.

Mr Boardman was entitled to receive these share options on his appointment as chief executive in December 2003. However, he declined to accept the options at the time but has now accepted as the rights issue is complete and options are being awarded to a number of other staff members.

Name of Director/ Executive	Current option holding	Options awarded Time based	Performance based	Total new number of options held
TA Boardman	207 117	-	250 000	457 117

This is a Beneficial Direct holding.

The required prior written clearance for the acceptance of these options had been obtained by all directors and the company secretary.

Sandton
19 May 2004

Sponsors to Nedcor Limited:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

ANNUAL REPORT 2003

MUTUAL&FEDERAL

CONTENTS



VISION

Short-term insurance company
of first choice in Southern Africa

CORPORATE MISSION

Delivery of innovative insurance products and outstanding service that result in real benefit to customers, suppliers, employees and shareholders whilst ensuring commitment to good corporate citizenship and upholding the highest values

VALUES

Excellence
Leadership
Passion
Fairness
Integrity

SEVEN-YEAR REVIEW


2 591
2 728
2 786
3 468
4 820
5 603
6 486
97 98 99 00 01 02 03
GROSS PREMIUMS (Rm)
71,4
74,0
78,8
75,5
73,5
73,1
68,2
97 98 99 00 01 02 03
CLAIMS RATIO (%)


22,6
23,5
23,4
24,5
24,5
24,4
24,9
97 98 99 00 01 02 03
EXPENSES AND COMMISSION RATIO (%)
6 172
4 990
5 739
6 628
6 634
6 657
7 203
97 98 99* 00* 01* 02 03
ASSETS (Rm)

*Special dividends of R1 444 million, R723 million and R848 million were paid in 1999, 2000 and 2001 respectively.

FINANCIAL HIGHLIGHTS

	Target	**2003**	2002	2001	2000
FINANCIAL RESULTS (Rm)					
Net premiums		**5 608**	4 886	4 306	3 152
Underwriting surplus/(loss)		**392**	116	85	(2)
General insurance result		**602**	311	246	142
Management expense ratio (%)		**7,8**	8,5	9,1	8,8
Operating ratio (%)		**93,1**	97,6	98,0	100,0
5 Year compound return on shareholder's funds (%)*		**15,3**	11,2	10,9	10,7
PERFORMANCE PER ORDINARY SHARE (cents)					
Operating earnings per share		**308**	225	188	135
Headline earnings/(loss) per share		**283**	(37)	283	150
Basic earnings/(loss) per share		**274**	(45)	276	149
Dividends per share					
– Ordinary		**73**	64	58	58
– Special		**–**	–	350	300
NET ASSET VALUE PER SHARE (cents)					
Year-end		**1 406**	1 207	1 312	1 447
OTHER STATISTICS					
Number of employees at year-end		**3 277**	3 038	3 344	3 653
Gross premium per employee (R000)#		**1 979**	1 844	1 441	949
PERFORMANCE OBJECTIVES (%)					
Underwriting result as a percentage of earned premium	4,0	**6,9**	2,4	2,0	0,0
General insurance result as a percentage of earned premium	8,0	**10,6**	6,5	5,7	4,5
Market share	25,0	**21,0**	20,8		

*Calculated on the increase in net asset value per share adjusted for dividends paid.

#Based on number of employees at year-end.


SA Industry (ex M&F)
M&F (SA operations)
8
7
6
5
4
3
2
1
0
-1
-2
-3
(2,3%)
(2,1%)
(1,7%)
0,1%
1,2%
1,9%
2,4%
1,9%
6,9%
7,1%
1999
2000
2001
2002
2003

UNDERWRITING RESULT AS A PERCENTAGE OF NET WRITTEN PREMIUM

GROUP STRUCTURE


ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
37%
OLD MUTUAL PLC
50%
PUBLIC
13%
MUTUAL & FEDERAL INSURANCE COMPANY LIMITED
MUTUAL & FEDERAL RISK FINANCING LIMITED
100%
CGU INSURANCE LIMITED
100%
MUTUAL & FEDERAL INSURANCE COMPANY OF BOTSWANA LIMITED
100%
MUTUAL & FEDERAL COMPANY OF ZIMBABWE (PRIVATE) LIMITED
100%
MUTAL & FEDERAL INSURANCE COMPANY OF NAMIBIA LIMITED
100%
CGU MALAWI (BRANCH)
RM INSURANCE COMPANY (PRIVATE) LIMITED
46%

The above represents the operating entities within the group.

GROUP ANCESTRY

MUTUAL & FEDERAL INSURANCE – FOUNDED IN 1970

Now including

1981 Acquired BRITISH ENGINE INSURANCE
1990 Acquired NATIONAL EMPLOYERS' GENERAL INSURANCE
1991 Founded MUTUAL & FEDERAL INSURANCE OF NAMIBIA
1994 Founded MUTUAL & FEDERAL INSURANCE OF BOTSWANA
1996 Acquired PROTEA ASSURANCE GROUP
1998 Acquired MUTUAL & FEDERAL COMPANY OF ZIMBABWE
2000 Acquired CGU GROUP
2001 Acquired FEDSURE GENERAL INSURANCE NAMIBIA



1921 Founded in South Africa SA LIBERAL INSURANCE
1955 Renamed SA MUTUAL FIRE & GENERAL INSURANCE
1965 Domesticated in South Africa ROYAL INSURANCE GROUP
1836 Founded LIVERPOOL & LONDON & GLOBE INSURANCE
1859 Active in South Africa
1845 Founded ROYAL INSURANCE
1859 Active in South Africa
1861 Founded LONDON & LANCASHIRE INSURANCE
1862 Active in South Africa
1899 Founded CENTRAL INSURANCE
1903 Active in South Africa
1946 Founded in South Africa CAPITAL ASURANCE
1851 Founded WESTERN ASSURANCE
1902 Active in South Africa
1833 Founded BRITISH AMERICAN INSURANCE
1902 Active in South Africa
1875 Founded WARDEN INSURANCE
1907 Founded LEGAL INSURANCE
1825 Founded LANCASHIRE INSURANCE
1831 Founded in South Africa SOUTH AFRICAN FIRE & LIFE ASSURANCE
1806 Founded LAW UNION & ROCK INSURANCE
1890 Active in South Africa
1904 Founded in South Africa FEDERAL INSURANCE

CHAIRMAN'S STATEMENT



INDUSTRY OVERVIEW

Underwriting results within the insurance industry continued to improve during 2003 following a process of pricing corrections and prudent underwriting standards. In particular the benign weather conditions contributed to a decline in weather-related claims resulting in an improvement in profitability.

The South African industry continues to be impacted by a rapidly changing regulatory environment. The Financial Advisory and Intermediary Services Act (FAIS) is due to be implemented in 2004 and will entrench customer protection measures and place further obligations on insurers. The FAIS legislation is intended to provide additional consumer protection measures into the financial services industry and in time will replace the Policyholder Protection Rules promulgated in 2001. Although the additional legislation imposes increased administration on the industry, it is welcome as the industry seeks to improve the quality of service levels to its customer base.

The proposed deregulation of commission on commercial business will place added pressure on insurers and lead to commission levels becoming susceptible to underlying market pressures.

The year under review saw the finalisation of the Financial Services Industry Charter on Black Economic Empowerment. Mutual & Federal participated in the preparation of this charter and endorses the principles and objectives which it contains.

In terms of the charter, insurance companies will be required to meet empowerment objectives with regard to ownership and control, employment, procurement, financing, social development, skills development and access to services.

The targets set by the charter are challenging and the group is committed to the achievement of these in playing a role towards the normalisation of society within the country.

GROUP PERFORMANCE

Gross premium income of the group increased by a satisfactory 16% during the year following ongoing rating corrections and new business written.

Performance during 2003 was most encouraging and the underwriting surplus, excluding surpluses attributable to cell owners in Risk Financing business, improved from R116 million to R340 million.

Most of the portfolios performed satisfactorily although the industrial fire and engineering accounts continue to be adversely affected by large losses and punitive reinsurance terms. Further corrective action will be required to these portfolios.

Although there has been an improvement in the motor account, the poor standard of driving on South African roads leads to high levels of motor claims which will inevitably require increases in motor premiums.

The general insurance result which incorporates investment income on policyholders' funds, increased by 94% to R602 million following the strong improvement in the underwriting surplus.

Interest income for the year was satisfactory following the high levels of liquid funds on hand, but dividends were lower than expected as a result of reductions in distributions by listed companies. There was a modest improvement in the value of listed equities on the JSE during the year and the overall investment income for the year was accordingly substantially better than that for 2002.

Net income for the year was R670 million compared to a loss of R110 million in the prior year, following the improvement in underwriting and investment income and the operating earnings per share increased from 225 cents in 2002 to 308 cents.

The group was also successful in expanding operations through the acquisition of a further 22% of the shares in Credit Guarantee Insurance Corporation of Africa Ltd (CGIC) increasing the holding to 51%. Mutual & Federal is pleased to have increased its stake in CGIC as its dominant position in credit insurance assists the group in providing a comprehensive range of insurance solutions to clients and intermediaries.

DIVIDENDS AND FINANCIAL POSITION

The group balance sheet strengthened during the year following the positive underwriting result and an improvement in the value of listed equities. The solvency margin (being the ratio of net assets to net premiums) has improved and was in excess of 60% at 31 December 2003. The sound financial position was further confirmed during the period through the "AAA" credit rating assigned to the group by Global Credit Rating Company.

Dividends paid during the year increased by 14% from 64 cents to 73 cents.

FUTURE PROSPECTS

It is anticipated that the improvement in the short-term insurance industry will continue during 2004. The appreciation in the value of the rand during 2003 and a low inflation environment during 2004 are expected to reduce upward pressure on the cost of goods. This should moderate increases in claims costs, particularly in the area of imported components and notably motor spares. Premium increases are therefore expected to be lower than those in recent years although some portfolios continue to underperform and will require specific corrective measures.

Prospects for world equity markets have improved since the middle of 2003 and a gradual increase in share prices is expected following the bear market conditions of 2001 and 2002. Should interest rates rise in 2004 this would lead to a general increase in interest income.

ACQUISITION BY OLD MUTUAL

As announced by the Board on 20 January 2004, Old Mutual South Africa have indicated their intention to acquire the entire issued share capital of Mutual & Federal.

In terms of the process selected for this acquisition, a number of procedures are required and these are currently progressing well.

APPRECIATION

During the year Mr R J Gunn retired from the Board. Mr C F Liebenberg attains retirement age in 2004 and has indicated his intention of retiring at the annual general meeting of the company in May 2004. The group was able to benefit from the considerable commercial experience of both these gentlemen and our best wishes accompany them in their future endeavours.

It is my pleasure to welcome to the Board Mr S Lee, Dr D Konar, Ms P D Jones Vilakazi and Mr N L Ndlovu whom I am sure will make valuable contributions to the group.

I would like to extend my thanks to the Board of Directors and our majority shareholders Old Mutual plc and Royal & Sun Alliance plc for their support during the year. In conclusion I would like to thank our customers and intermediaries who have supported the group during the year.

A special word of thanks must go to the Managing Director and staff for their conscientious commitment to serving the stakeholders of the group.

K. Saggers.

K T M Saggers
Chairman

10 February 2004

CHIEF EXECUTIVE'S REVIEW



I am pleased to report that the group achieved a general insurance result of R602 million which is a significant improvement over the R311 million achieved in 2002. The improvement follows an increase in the underwriting surplus attributable to ordinary shareholders from R116 million to R340 million. This surplus represents a ratio of 6,6% to net earned premiums (excluding preference shareholders' income) and follows corrective action taken on poorly performing portfolios, a favourable trading environment and benign weather conditions resulting in a decline in the level of weather-related losses.

Growth in gross premiums of 16% was achieved despite the cancellation of a number of unprofitable group schemes and is the result of premium increases in most classes of business.

The Commercial and Personal divisions achieved pleasing underwriting results for the period despite a number of large losses. The Corporate Business division showed significant improvement in pricing structures but continued to be adversely impacted by increased reinsurance terms.

During the year the company focused on the core values embodied in the Vision and Mission statements, and was able to improve on service levels to intermediaries and policyholders. Progress was also made in achieving operational efficiencies and control over administration costs.

COMMERCIAL DIVISION

The Commercial Division experienced steady growth and gross premiums increased by 12% from R2,2 billion to R2,5 billion. The growth in premium is attributable to both price increases and an increase in policy units of 3 500 to 130 000 during the period and represents a real growth in market share. The underwriting surplus improved from R81 million in 2002 to R217 million in 2003.

The result for the period was positively influenced by an absence of severe weather-related losses. The drought conditions that have affected regions of the country did, however, impact negatively on the business written in respect of crop insurance with premiums reducing from R98 million in 2002 to R59 million in 2003.

The occurrence of a number of large fire losses during the period has again highlighted the importance of obtaining increased rating levels to ensure a satisfactory result during 2004.

During the year, the integration of Sentrasure Limited into Mutual & Federal was completed and the "AGRI" brand was successfully established and accepted within the agricultural community.


Rm
217
206
379
1 482
81
198
319
1 361
underwriting surplus
management expenses
acquisition expenses
claims incurred net of reinsurance
2003
2002

COMMERCIAL DIVISION UNDERWRITING RESULTS

CORPORATE BUSINESS DIVISION

The division experienced satisfactory growth during 2003 and gross premiums, inclusive of risk financing premiums, increased by 34% to R1,4 billion, generating an underwriting surplus of R53 million. After excluding the surpluses attributable to cell owners in risk financing, an underwriting surplus of R1 million was achieved which was an improvement on the R16 million loss for 2002.

Despite a decline in the number of South African based insurers providing corporate cover in the local market, this sector continues to generate premiums that are uneconomic in relation to the exposures that exist. It is anticipated that punitive reinsurance terms which place severe pressure on corporate business insurance margins will continue to be applied by reinsurers in the medium term.

Despite premium increases in the fire and engineering accounts during 2003, further corrective action will be required to ensure that premiums and deductible levels are commensurate with the risk exposures and the large potential claims that emanate from these portfolios.

The division will accordingly continue to adhere to strict underwriting criteria, the implementation of increased policy deductible levels, and the enforcement of quality risk management measures with the objective of improving the underwriting performance.

The marine portfolio result improved following a decline in the severity and frequency of claims. Market conditions in the marine sector did not allow for appropriate rate increases during 2003 and increases in marine premiums and policy deductible levels are envisaged during 2004.

The risk financing sector of the market was impacted during 2003 following a number of changes to international accounting practices. These changes required extensive amendments to policy terms and the basis on which cover was provided.

Despite the accounting changes, premium income for risk financing increased from R476 million in 2002 to R814 million in 2003.



Rm
53
42
170
582
41
76
453
(16)
2003
2002
underwriting surplus/(loss)
management expenses
acquisition expenses
claims incurred net of reinsurance

CORPORATE BUSINESS DIVISION UNDERWRITING RESULTS

PERSONAL DIVISION

The Personal Division provides insurance cover to the domestic market broadly in three portfolios:

- Houseowners
- Allsure
- Group schemes

The houseowners portfolio, which provides cover to clients mainly on bonded properties, achieved a premium growth of 5% primarily following inflation-related increases to sums insured. In a period of favourable weather conditions the portfolio achieved an underwriting surplus of R6 million.

CHIEF EXECUTIVE'S REVIEW
(continued)

The in-house branded product Allsure provides comprehensive personal insurance cover to the domestic market. This portfolio recorded a satisfactory result and achieved an underwriting surplus of R72 million, which is an improvement over the R50 million recorded in 2002. Despite increasing competition in this segment of the market, Allsure was successful in achieving increased unit growth.

The group schemes portfolio comprises of a range of intermediary branded products available to groups of individuals. Underwriting results improved from a deficit of R8 million in 2002 to a surplus of R44 million in 2003, largely as a result of extensive corrective action on poorly performing schemes.

As part of this initiative to improve profitability, schemes with annualised premiums of approximately R125 million were cancelled where it became clear that the division would not be able to achieve the necessary rating levels. Premium income for the portfolio nevertheless increased by 10% to R1,3 billion during the year.

The Personal Division remains committed to the achievement of sustained profitability in 2004 whilst seeking opportunities for growth in market share. Further initiatives have accordingly been implemented to refine the existing pricing models and reduce operating expenses.



Rm
122
194
422
1 814
51
169
372
1 701
underwriting surplus
management expenses
acquisition expenses
claims incurred net of reinsurance
2003
2002

PERSONAL BUSINESS UNDERWRITING RESULTS

CLAIMS DIVISION

The Claims Division handled 428 000 claims during the year which is 7% lower than the number of claims handled in 2002. This is attributable largely to the reduction in weather-related losses for 2003 compared to the previous year.

The overall claim spend did however increase from R3,5 billion to R3,9 billion with an increase in the frequency and severity of larger claims. The claims spend per working day has increased from R14 million in 2002 to R16 million in 2003.

In an endeavour to manage motor claims more effectively and eliminate unnecessary costs, an approved panel of tow-truck operators and motor vehicle repairers were appointed in the Gauteng area. This initiative will be implemented countrywide during 2004.

To assist in the combating of claims fraud, new fraud prevention technology is currently being evaluated for implementation during 2004.

The quality of claims service levels are monitored monthly and continues to improve in line with the strategic objectives of the division. Further "fast track" claims service initiatives were implemented during the year which facilitate the settlement of lower valued non-motor claims within 24 hours.



Following the Financial Services Charter which was published in October 2003, the Claims Division procurement department has made progress on increasing procurement spend with those black empowered suppliers who meet the service and pricing criteria of the company.

SERVICES DIVISION

The Services Division provides a variety of services to the organisation including information technology, human resources, auditing, secretarial, financial and accounting support.

During the period significant resources were dedicated towards the development and enhancement of improved systems which will assist the company in exploiting information management. These include the implementation of a comprehensive business intelligence system, which in the future will provide competitive advantages to the group through more sophisticated underwriting and policy management.

Further emphasis on human resource and training initiatives led to an improved level of staff satisfaction as evidenced in staff turnover ratios, whilst staff surveys indicate a high degree of staff motivation throughout the group.

In anticipation of the introduction of the Financial Advisory and Intermediary Services Act in June 2004, Mutual & Federal have completed a full analysis of the requirements of the Act and have assessed the qualifications of staff tasked with providing advice to its customer base. It is pleasing to report that the company is fully compliant with the provisions of the Act and this achievement follows a policy of investment in staff training. This focus on training resulted in the company again being awarded the "IISA President's Cup" for the highest number of candidates achieving above average results in the Insurance Institute examinations. This was the seventh time that the company had achieved this award in the last ten years.

CONCLUSION

I am indebted to our intermediaries and policyholders for their continued support. The group remains committed to conducting business through the intermediary channel and these relationships were fundamental to the achievements of 2003.

I would also like to extend my thanks to our loyal management and staff for the commitment to our business objectives and the high levels of service delivered to our clients.

B Campbell
Managing Director

10 February 2004

EXECUTIVE MANAGEMENT

Commercial Division

Neil Vincent-Lambert
Bradley Kuhn
Merrick Oeschger





Corporate Business Division

Chris Grieve
Chris Kemp




Personal Division

Dave van Alphen-Stahl
Henry Appleby
Ian Jurgensen
Jonathan Golding
Jonathan Soames






Claims Division

Howard Cohen
Keith Kennedy
Mariette Hendriks





Services Division

Brian Laird-Smith
Gary Benton
Ian Williamson
Keith Wishart
Pieter Bezuidenhout







BRANCH ORGANISATION


BRANCH ORGANISATION
COUNTRIES
Malawi
Zimbabwe
Botswana
Namibia
South Africa
CITIES
A Windhoek
B Cape Town
C Paarl
D Port Elizabeth
E East London
F Durban
G Pinetown
H Pietermaritzburg
I Bloemfontein
J Kimberley
K Johannesburg
K Randburg
L Benoni
M Roodepoort
N Pretoria
O Rustenburg
P Polokwane
Q Gaborone
R Harare
S Blantyre
T Klerksdorp
U Nelspruit

DIRECTORATE AND EXECUTIVE TEAM

DIRECTORATE

Executive

B Campbell (53)

B.A., M.B.L., F.C.I.I., joined the group in 1972 and became Managing Director in 1998. He also serves as Director on the Board of RM Insurance Company (Private) Limited, incorporated in Zimbabwe, the South African Insurance Association and Nedcor Insurance Company Limited.

Non-executive

K T M Saggers (67) [1]

Is non-executive Chairman, having previously held the role of Managing Director from 1987 until 1998. He is currently Chairman of Credit Guarantee Insurance Corporation of Africa Limited and RM Insurance Company (Private) Limited incorporated in Zimbabwe. He is also a director of Mutual & Federal Insurance Company of Namibia Limited.

M J Levett (64)

B.Com., D.Econ. Sc.(h.c.), F.I.A., F.F.A., F.A.S.S.A., is Deputy Chairman, and Chairman of Old Mutual plc. He is a non-executive director of Barloworld Limited, SABMiller plc, Old Mutual South Africa Trust plc and Nedcor Limited.

R O Hudson (51)* [1, 2]

B.Sc. (Econ.) Hons., M.B.A., F.C.I.I., has been a non-executive director since 1999. He is Group Risk Director and is a director of Royal & Sun Alliance Insurance plc. He is also President of the Chartered Insurance Institute.

A M Hyatt (66)

B.A., F.I.V. (S.A.), has been a non-executive director since 1996. He is Vice-Chairman of Marriott Holdings Limited, the holding company of Marriott Merchant Bank, Marriott Asset Management and Marriott Property Services. He is currently also Chairman of the Mangosutho Technicon Foundation and Trustee of the KwaZulu Natal Conservation Trust.

D Konar (50) [2]

B.Com., PG. Dip Acc., MAS Cert Tax Law, D.Com., C.A.(S.A.), was appointed as a non-executive director in 2003. He was a past Executive Director of the Independent Trust. He is Patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance, the Securities Regulation Panel, the Corporate Governance Forum and the Institute of Directors. He is a non-executive director of Old Mutual SA, the SA Reserve Bank, JD Group, SAPPI, Kumba Resources and Steinhoff International Holdings.

P D Jones Vilakazi (Mrs) (54)**

B.A., M.Ed., was appointed as a non-executive director in 2003. She is presently Vice President of Exegesis Consulting. Formerly she served as Chief Executive of her own management consulting firm. Prior to 1998, while living the the United States, she was Executive Director of Madison Park Development Corporation in Boston. She was appointed as Special Assistant to the Chief Executive Officer for Administration Finance in the Commonwealth of Massachusetts, and as Director of Public Affairs for the Greater Boston Chamber of Commerce.

S P G Lee (42)* [1, 2]

B.A., joined the company as a non-executive director in 2003. He is Chief Executive of International Business at Royal & Sun Alliance Insurance plc, after serving in a number of executive roles at NatWest Group plc.

DIRECTORATE AND EXECUTIVE TEAM
(continued)

C F Liebenberg (69) [2]

C.A.I.B. (S.A.), F.I.B.S.A., AMP (Harvard), D.Com. (hc)., joined the company as a non-executive director in 1996. He is also Chairman of Nedcor Limited and Nedcor Bank Limited. He was formerly Minister of Finance in the South African Government of National Unity. He is a past Chief Executive Officer of Nedcor Limited, as well as a Director of Old Mutual plc, Old Mutual Life Assurance Company (SA) Limited and Macsteel Holdings Limited. He is also a previous Chairman of the Commonwealth Expert Group on Protecting Against Volatile Capital Flows and a member of the International Advisory Council of Insead, Fontinaebleau and World Economic Forum, Davos.

R P Menell (48) [1]

B.A. (Hons), M.A., M.Sc., joined the company in 1996 as a non-executive director. He is currently Chairman of Anglovaal Mining Limited and Avgold Limited and Deputy Chairman of Assmang Limited. He serves on a number of other boards as non-executive director including Standard Bank Group, Telkom SA Limited and the National Business Trust and is Chairman of the parastatal South African Tourism Board.

M L Ndlovu (52)

Dip LR., MAP, EDP, AMP (Harvard), D. Tech. (hc)., joined the company as a non-executive director in 2004. He is a director of Nedcor and Chief Executive Officer of Peoples Bank Limited. He is a non-executive Chairman of Lafarge South Africa (Proprietary) Limited, the Community Growth Management Company Limited and the Environmental & Infrastructure Development Trust. He is the Patron of Midrand Graduate Institute and The Milpark Business School and Deputy Chairman of the Council of the Technicon Witwatersrand. He is a non-executive director of Nampak Limited and the South African National Roads Agency.

J V F Roberts (46) *[1, 2]

B.A., F.C.A., M.C.T., is a non-executive director of the company since August 2000. He is Group Finance Director of Old Mutual plc. He is also a non-executive director of Nedcor Limited. He was formerly Group Finance Director of Sun Life & Provincial Holdings plc, and was a director and Chief Financial Officer of Aon UK Holdings Limited.

E P Theron (62) [2]

B.Com., LL.B., has been a non-executive director of the company since 1996. He was formerly Group Chief Executive of Standard Bank Group Limited and currently also holds non-executive directorships on the boards of Barloworld Limited and Pretoria Portland Cement Company Limited.

R A Williams (63) [1, 2]

B.A., LL.B., has been a non-executive director of the company since 1995. He is currently Chairman of Tiger Brands Limited and Illovo Sugar Limited. He also serves on the board of First Rand Limited, Nampak Limited and Oceana Group Limited. He was previously Chairman of CG Smith Foods Limited and a director of Barlow Rand Limited.

Legend:

* British

** American

1 Member of the Remuneration and Nomination Committee

2 Member of the Audit, Risk and Compliance Committee

DIRECTORATE AND EXECUTIVE TEAM
(continued)

EXECUTIVE

			Date of appointment to executive
Managing Director			
B Campbell	(53)	B.A., M.B.L., F.C.I.I.	1988
Executive General Managers			
H J C Appleby	(55)	F.C.I.I.	1997
P Bezuidenhout	(42)	B.Compt. (Hons.), C.A. (S.A.), CISA	1999
K N Kennedy	(52)	F.C.I.S., F.C.M.A., A.C.I.I.	2000
M W Oeschger	(38)		2000
D van Alphen-Stahl	(50)	F.C.I.I.	1997
General Managers			
G M Benton	(52)	B.Com., C.A. (S.A.), F.C.A.(U.K.)	2000
H T Cohen	(52)	B.A., LL.B.	1998
J.A Golding	(53)	M.C.S.S.A.	1997
C G Grieve	(43)		2000
M Hendriks	(45)	B.A., A.C.I.I., M.B.L.	2000
I Jurgensen	(54)	F.C.I.I.	1997
C P Kemp	(51)	B.Com., C.A. (S.A.), F.S.R.M.	1998
B J Kuhn	(42)		2002
B R Laird–Smith	(50)	B.Com., C.A. (S.A.)	1995
J C Soames	(42)		2000
N Vincent-Lambert	(60)	A.C.I.I.	2000
I M Williamson	(48)	M.Comm.	2000
K Wishart	(54)		2002

CORPORATE GOVERNANCE

Mutual & Federal is committed to the highest standards of corporate governance and internal control as well as to fair dealing, integrity, openness and accountability to all stakeholders. Directors and employees are expected to conduct themselves and the business in a manner which reflects this commitment to ethical behaviour.

The company endorses the King Report Code of Corporate Practices and Conduct and has various mechanisms in place to monitor conduct and ensure adherence, complying in all material respects with the provisions of the Code.

BOARD OF DIRECTORS AND BOARD COMMITTEES

The company has a unitary board structure and has adopted formal written terms of reference which determine the responsibilities and authority of the Board and its sub-committees. The terms of reference have been prepared in compliance with best practice and the provisions of the King II report on Corporate Governance. The Board comprises one executive director, five connected non-executive directors and eight independent non-executive directors. The position of Chairman and Chief Executive are separated and the Chairman is an independent, non-executive director. The Board meets at least four times per annum. Attendance of directors at board meetings can be found in the directors' report.

All directors are subject to retirement and re-election by the shareholders every three years. Details of directors who are available for election or re-election to the Board are included on page 30.

Details of the directors appear on pages 14 and 15.

Non-executive directors complement the skills and experience of the executive director contributing to the formulation of policy and decision making through their knowledge and experience.

An induction process for newly appointed directors has been introduced to apprise them, where necessary, of their fiduciary duties and to acquaint them with the operations of the company.

The main functions of the Board are to:

- determine the overall strategy and objectives for the company,
- formulate company policies,
- monitor and evaluate the performance of the company,
- rate the performance of the directors and executive management of the company,
- establish appropriate corporate governance principles and ensure that the company complies with these,
- assess and monitor the risk profile of the company, and
- perform succession planning.

The Board and its sub-committees are supplied with full and timely information by management to enable them to discharge their duties. A Company Secretary is in place to provide information, services and advice to all members of the Board. They may also seek independent professional advice on the affairs of the company, when this is considered appropriate.

Two standing committees of the Board have been established. These are the Remuneration and Nomination Committee and the Audit, Risk and Compliance Committee, and they operate with written terms of reference and comprise non-executive directors.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee comprises six non-executive directors, three of whom are independent non-executive directors, and determines the terms of employment and remuneration of company executives and approves overall remuneration levels of other grades of staff. In addition, it is responsible for making recommendations to the Board on the appointment of directors and the structure of the Board.

CORPORATE GOVERNANCE
(continued)

The committee is chaired by Mr Saggers and met three times during 2003. Members of the committee are included on pages 14 – 15.

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee, which met twice during 2003, comprises seven non-executive directors and is chaired by Mr Williams. Members of the committee are included on pages 14 – 15. The role of the committee is to assist the Board by performing an objective and independent review of the functioning of the organisation's finance, risk management and accounting processes. It performs these functions through close co-operation and communication with management and the internal and external auditors, who have unrestricted access to members of this committee.

A Group Risk Management committee reports to the Audit, Risk and Compliance Committee and comprises three members of executive management and is chaired by Mr Campbell. It reviews risk management and compliance procedures throughout the group to ensure that appropriate controls are in place to address those risks.

ACCOUNTABILITY AND AUDIT

Internal control environment

The Board assumes overall responsibility for the implementation and effective review of a system of internal control within the group. Executive management are accordingly responsible for the implementation of Board policies on risk and control.

The internal control structures of the group are designed to provide reasonable, but not absolute, assurance as to:

- the integrity and reliability of the annual financial statements,
- the adequate safeguarding of assets against material loss, and
- the proper authorisation and recording of transactions.

Such controls are based on established written policies and procedures, which are monitored and applied by skilled personnel with an appropriate segregation of duties through clearly defined lines of accountability and delegation of authority. No issues have come to the attention of the directors to indicate any material breakdown of the functioning of key internal controls and systems during the period under review.

Internal audit

The internal audit department conducts regular, risk-focused reviews of the system of internal control. The department operates independently of executive management, reporting to the General Manager responsible for audit on a functional basis. Internal audit has unrestricted access to the Audit, Risk and Compliance Committee and Board of Directors. An internal audit charter, reviewed and approved by the Audit, Risk and Compliance Committee, governs internal audit activities which are conducted in accordance with its annual audit plan. Progress against this audit plan is reported to the Audit, Risk and Compliance Committee.

Risk management

Risk management is a Board responsibility. The objective of risk management is to identify, assess, manage and monitor the risks to which the business is exposed and specific responsibility for the management of these risks has been assigned to executive management. A comprehensive risk management profile has been developed for the group and risk profiles are reviewed on a bi-annual basis.

Operational and financial risks are managed through detailed systems of operating and financial controls.

The company has developed ongoing disaster recovery and business continuity plans to ensure ongoing information technology services and other essential facilities in the event of a disaster.

Reinsurance plays an extremely important role in the management of risk and exposure at Mutual & Federal. The group makes use of a combination of proportional and non-proportional reinsurance to limit the impact of both individual and event losses and to provide insurance capacity. Involvement in any property catastrophe loss is limited to R40 million for any one event and the level of catastrophe cover purchased is based on estimated maximum loss scenarios, in keeping with accepted market norms.

Code of ethics

The group has a formal code of ethics that has been approved and adopted by the Board of Directors. Employees of the group are issued with a copy of the code and are required to signify their acceptance of the provisions. The code endorses the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations. All employees are also required to adhere to the provisions of the group's internet, intranet and electronic mail policies.

Financial statements

Management of the company is responsible for the preparation of annual financial statements and related financial information in a manner that is accurate and fairly presents the performance and financial position of the company. Financial statements are prepared in accordance with South African statements of Generally Accepted Accounting Practice based on appropriate accounting policies, and any changes to these policies are fully disclosed. The statements are supported by reasonable and prudent judgements and estimates that not only provide insight into performance over the past year, but also give an indication of company expectations for the year ahead.

Going concern

The directors have no reason to believe that the operations of the group will not continue as a going concern in the year ahead.

STAKEHOLDER INVOLVEMENT

Investor relations

The company is committed to a process of continuing communication with its stakeholders. The company communicates actively with investors, the public, employees and intermediaries following the declaration of results and major corporate actions.

Black economic empowerment

The Financial Services Sector Charter on Black Economic Empowerment was signed by charter participants and government in October 2003 and became effective from 1 January 2004.

Participants to the charter commit to introduce initiatives across a broad spectrum of economic activity and to promote the economic advancement of previously disadvantaged groups (PDI's) in South Africa.

In order to achieve the targets set by the charter, which are audited on an annual basis and sets levels of attainment in 2008 and 2014, Mutual & Federal has commenced the establishment of policies and internal measurement structures to ensure that the company becomes a significant contributor to black economic empowerment (BEE).

The procurement mandates issued to suppliers to the company have been revised to encourage the supplier base to improve their BEE status and additional initiatives are being actively supported to industry level to ensure suppliers introduce their own industry charters.

Control and ownership structures have been reviewed and targets set.

Empowerment financing and product access initiatives are being discussed at industry level.

Employment equity

The strategic plan of the organisation includes interventions to support the transformation process to develop the workforce of the group in support of the spirit of legislation.

CORPORATE GOVERNANCE
(continued)

The group has been engaged in an employment equity programme for several years and, as required by the Employment Equity Act, annual reports have been submitted to the Employment Equity Registry.

Employment equity statistics

(SA only excluding Namibia, Malawi and Botswana)

	Current			Target FY 2005 [2]		
	Permanent employees	Total designated [1]	% designated	Permanent employees	Total designated	% designated
Senior management	79	1	1,3	80	11	13,8
Middle management/supervisory/specialist	507	71	14,0	512	118	23,0
Skilled	947	329	34,7	956	392	41,0
Elementary occupations	1 121	618	55,1	1 132	634	56,0
Total	2 654	1 019	38,4	2 680	1 155	43,1

[1] The term designated employee refers to those employees designated in terms of the Employment Equity Act.

[2] Targets as set out in the Employment Equity Registry, not per the Financial Services Sector Charter.

HIV/Aids awareness programme

An awareness and prevention programme has been established for employees of the group.

CLOSED PERIOD OF TRADING

During periods of corporate action, which could result in the availability of information of a price-sensitive nature, the company imposes a closed period for trading in its shares on management and directors and for an appropriate period in advance of the publication of interim and final results.



CORPORATE SOCIAL INVESTMENT

As an industry leader, Mutual & Federal recognises its responsibility to set an example as a good corporate citizen and for many years has committed a certain portion of its resources to the corporate social responsibility programme.

Consistent investment is made in areas such as education, health and welfare, road traffic safety, crime prevention and conservation or environmental projects. Within this broad strategic framework there is focus on specific challenges such as HIV/Aids, the task of providing for the growing number of orphans and the effort to combat educational backlogs.

Mutual & Federal sincerely endeavours to improve the quality of life for people in specific areas of need and the programme therefore has long-established relationships with organisations such as the READ Educational Trust, Nelson Mandela Children's Fund, the Aids Foundation, the President's Award, Nicro and the World Wildlife Fund.

It is evident that the challenges are not receding, but Mutual & Federal remains determined to make a difference wherever it is able, and the list of partners is periodically amended to address the new challenges that arise or needs that become particularly acute.

SUPPLEMENTARY INCOME STATEMENTS

for the year ended 31 December 2003

(Reflecting long-term rate of return adjustment)

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
TECHNICAL ACCOUNT				
Gross premiums	**6 486**	5 603	**5 138**	4 328
Less: Reinsurance premiums	**878**	717	**623**	563
Net premiums	**5 608**	4 886	**4 515**	3 765
Change in provision for unearned premiums	**75**	(80)	**(69)**	50
Gross amount	**107**	(213)	**(79)**	(27)
Reinsurers' share	**(32)**	133	**10**	77
Earned premiums net of reinsurance	**5 683**	4 806	**4 446**	3 815
Claims incurred net of reinsurance	**3 878**	3 515	**3 047**	2 822
Acquisition expenses	**971**	767	**737**	626
Management expenses	**442**	408	**414**	368
Underwriting surplus/(loss)	**392**	116	**248**	(1)
Attributable to ordinary shareholders	**340**	116	**248**	(1)
Attributable to preference shareholders in subsidiary	**52**	–		
Investment return on insurance funds	***210***	*195*	***152***	*146*
General insurance result	**602**	311	**400**	145
Long-term investment return on shareholders' funds	***395***	*387*	***380***	*370*
Operating income based on long-term investment return	**997**	698	**780**	515
NON-TECHNICAL ACCOUNT				
Short-term investment fluctuations	**(50)**	(700)	**49**	(569)
Dividends, interest and property income	**339**	306	**236**	546
Realised surplus on investments	**56**	313	**51**	301
Unrealised surplus/(deficit) on investments	**160**	(737)	**294**	(900)
Allocated investment return transferred to technical account	***(605)***	*(582)*	***(532)***	*(516)*
Goodwill and retrenchment costs	**(21)**	(37)	**–**	(10)
Income/(loss) before taxation	**926**	(39)	**829**	(64)
Taxation	**(253)**	(65)	**(178)**	(25)
Income/(loss) after taxation	**673**	(104)	**651**	(89)
Income attributable to preference shareholders	**(36)**	–		
Share of associated companies' retained income/(loss)	**33**	(6)	**33**	(6)
Net income/(loss)	**670**	(110)	**684**	(95)
Operating earnings per share	**308**	225		

SUPPLEMENTARY INCOME STATEMENTS

for the year ended 31 December 2003 (continued)

Explanation:

The above Supplementary Income Statements are presented to provide a clear understanding of the results of underwriting and investment activities of the group. In addition a smoothed investment return is shown to provide an indication of the long-term sustainable investment result.

The Supplementary Income Statements are separated into:

(a) A technical account

The technical account includes a long-term investment return of 13,4% (2002: 14%) on both:

(i) funds generated by the insurance activities;

(ii) shareholders' funds.

(b) A non-technical account

The non-technical account includes all non-insurance related activities including investments, and above mentioned allocated investment returns transferred to the technical account.

The investment return on investments supporting insurance activities is allocated to the technical account in determining the general insurance result. In addition, the long-term investment return on investments supporting shareholders' funds is allocated from the non-technical account to the technical account in determining an operating income based on the long-term investment return.

The long-term investment return on shareholders' funds is an estimate of the long-term trend investment return for the relevant category of investments having regard to past performance, current trends and future expectations.

OPERATING EARNINGS PER SHARE

Operating earnings per share are calculated on net income adjusted for goodwill, retrenchment costs, associate income, short-term investment fluctuations net of taxation and secondary tax on companies of R753 million (2002: R547 million). The calculation is based on a weighted average of 244 051 045 (2002: 242 781 580) shares in issue during the period.

	Group	
Reconciliation of operating earnings per share	**2003 Rm**	2002 Rm
Net income/(loss)	**670**	(110)
Goodwill	**21**	21
Retrenchment costs	**–**	16
Share of associated companies' retained (income)/loss	**(33)**	6
Short-term investment fluctuations	**50**	700
Taxation effect of short-term investment fluctuations	**34**	(96)
Secondary tax on companies	**11**	10
	753	547

COMPARISON OF THE AGGREGATE ACTUAL RETURN TO CALCULATED LONG-TERM RETURN

	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm
Actual returns	**555**	(118)	853	527	2 346
Long-term returns	**605**	582	554	525	632
(Shortfall)/excess aggregate short-term fluctuations	**(50)**	(700)	299	2	1 714

	Group	
	2003	2002
	Rm	Rm
Value added is a measure of the wealth the group has been able to create. The following statement shows how this wealth has been distributed.		
VALUE ADDED		
Gross premiums	**6 486**	5 603
Reinsurance premiums	**(878)**	(717)
Claims paid and cost of other services	**(4 718)**	(4 291)
	890	595
Investment income/(deficit)	**588**	(124)
Total wealth created	**1 478**	471
VALUE DISTRIBUTED		
Employee benefits	**520**	470
Government	**254**	67
Direct and deferred taxation on income	**242**	55
Secondary tax on companies	**11**	10
Regional Service Council levies	**1**	2
Shareholders	**163**	140
	937	677
Retained for investment and future support of business	**541**	(206)
Depreciation	**45**	45
Retained profit/(deficit) after transfer to reserves	**396**	(342)
Compulsory reserves for future support of business	**100**	91
	1 478	471


100
80
60
40
20
0
-20
-40
-60
2002
2003
99,8
35,2
29,7
11,0
14,2
17,2
(43,7)
36,6
Employees
Providers of capital
Government
Reinvestment

DISTRIBUTION OF WEALTH (%)

GROSS AND REINSURANCE UNDERWRITING RESULTS

for the year ended 31 December 2003

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
GROSS ACCOUNT				
Gross premiums	**6 486**	5 603	**5 138**	4 328
Change in provision for unearned premiums	**107**	(213)	**(79)**	(27)
Earned premiums	**6 593**	5 390	**5 059**	4 301
Claims incurred	**4 404**	3 878	**3 372**	3 140
Acquisition expenses	**1 101**	878	**843**	711
Management expenses	**442**	408	**414**	368
Gross underwriting surplus	**646**	226	**430**	82
REINSURANCE ACCOUNT	**(254)**	(110)	**(182)**	(83)
Premiums paid	**(878)**	(717)	**(623)**	(563)
Change in provision for unearned premiums	**(32)**	133	**10**	77
Earned premiums	**(910)**	(584)	**(613)**	(486)
Claims recovered	**526**	363	**325**	318
Commission received	**130**	111	**106**	85
NET UNDERWRITING SURPLUS/(LOSS)	**392**	116	**248**	(1)
Attributable to ordinary shareholders	**340**	116	**248**	(1)
Income attributable to preference shareholders	**52**	–		

CONVENIENCE STATEMENTS

Group			Group	
2003	2002		**2003**	2002
£m	£m		**Rm**	Rm
		BALANCE SHEETS AT 31 DECEMBER 2003		
		ASSETS		
381	218	Non-current assets	**4 552**	3 016
13	11	Property and equipment	**159**	157
3	–	Intangible assets	**37**	–
337	188	Investments at fair value	**4 024**	2 595
16	7	Interest in associated companies	**190**	96
12	12	Goodwill	**142**	163
–	–	Deferred taxation	**–**	5
72	53	Reinsurers' share of technical provisions	**855**	733
13	11	Deferred acquisition costs	**151**	151
138	200	Current assets	**1 645**	2 757
604	482		**7 203**	6 657
		EQUITY AND LIABILITIES		
289	213	Capital and reserves	**3 448**	2 937
–	–	Interest of outside shareholders in subsidiaries	**2**	2
3	–	Interest of preference shareholders in subsidiary	**36**	–
16	17	Non-current liabilities	**192**	240
265	210	Gross technical provisions	**3 169**	2 898
31	42	Current liabilities and provisions	**356**	580
604	482		**7 203**	6 657
		INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003		
525	355	Gross premiums	**6 486**	5 603
454	309	Net premiums	**5 608**	4 886
32	7	Net underwriting surplus	**392**	116
17	12	Investment return on insurance activities	**210**	195
49	19	General insurance result	**602**	311
32	25	Long-term investment return on shareholders' funds	**395**	387
81	44	Operating income based on long-term investment return	**997**	698
(4)	(44)	Short-term investment fluctuations	**(50)**	(700)
(2)	(2)	Goodwill and retrenchment costs	**(21)**	(37)
75	(2)	Income/(loss) before taxation	**926**	(39)
(20)	(4)	Taxation	**(253)**	(65)
55	(6)	Income/(loss) after taxation	**673**	(104)
(3)	–	Income attributable to preference shareholders	**(36)**	–
3	–	Share of associated companies' retained income/(loss)	**33**	(6)
55	(6)	Net income/(loss)	**670**	(110)
0,08098	0,06334	Average rate	**1,00000**	1,00000
0,08378	0,07239	Closing rate	**1,00000**	1,00000

FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT AUDITORS

To the members of Mutual & Federal Insurance Company Limited.

We have audited the annual financial statements and group annual financial statements of Mutual & Federal Insurance Company Limited as set out on pages 29 to 55 for the year ended 31 December 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and of the group at 31 December 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

KPMG Inc.

KPMG Inc.
Registered Accountants and Auditors

Johannesburg

10 February 2004

CERTIFICATE BY COMPANY SECRETARY

In my capacity as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2003, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

G M Benton

G M Benton
Company Secretary

10 February 2004

On 10 February 2004, the directors approved the accompanying financial statements set out on pages 29 to 55 and take pleasure in presenting their report.

NATURE OF BUSINESS

Mutual & Federal Insurance Company Limited transacts all classes of short-term insurance business.

SHARE CAPITAL

The authorised share capital remained unchanged at 350 000 000 shares of 10 cents each. During the year 1 840 300 shares were issued at a premium of R14 612 098.

PREMIUM INCOME

Gross premiums for the year totalled R6 486 million (2002: R5 603 million). After deduction of reinsurance premiums of R878 million (2002: R717 million), net premiums amounted to R5 608 million (2002: R4 886 million).

UNDERWRITING RESULTS

There was an underwriting surplus of R392 million for the year compared to R116 million for the previous year.

CONTINGENCY RESERVE

The current year's financial statements include a transfer of R100 million (2002: R91 million) to the contingency reserve as provided by the Short-term Insurance Act. The group's contingency reserve now stands at R523 million (2002: R423 million) which fully meets the requirements of the Act.

INVESTMENT INCOME

Dividends, interest and property income net of expenses amounted to R339 million for the year (2002: R306 million), whilst the realised and unrealised surplus on investments amounted to R216 million (2002: deficit R424 million).

ORDINARY DIVIDEND

An interim dividend of 25 cents per share was declared payable in September 2003 (2002: 22 cents). A final dividend of 48 cents per share (2002: 42 cents) has been declared payable on or about 23 March 2004. The total ordinary dividend for the year is therefore 73 cents (2002: 64 cents).

	Year ended	
	2003	2002
	Rm	Rm
Profits and dividends		
Income/(loss) before taxation	**926**	(39)
Taxation	**(253)**	(65)
Current	**(211)**	(177)
Deferred	**(31)**	122
Secondary tax on companies	**(11)**	(10)
	673	(104)
Income attributable to preference shareholders	**(36)**	–
Share of associated companies' retained income/(loss)	**33**	(6)
Net income/(loss)	**670**	(110)
Retained income from previous year	**2 390**	2 732
	3 060	2 622
Appropriations		
Transfer to contingency reserve	**100**	92
Dividends paid	**163**	140
Change in accounting policy	**11**	–
Retained income at end of year	**2 786**	2 390
	3 060	2 622

DIRECTORS

Mr R J Gunn retired on 2 April 2003. Mr S P G Lee was appointed on 25 July 2003, Mrs P D Jones Vilakazi and Dr D Konar were appointed on 11 November 2003, and Mr M L Ndlovu was appointed on 10 February 2004. The names of the directors appear on pages 14-15 and that of the secretary of the company, together with his business and postal addresses on page 65.

In terms of the company's articles of association, the following directors retire by rotation at the thirty-third annual general meeting but, being eligible, offer themselves for re-election:

A M Hyatt, P D Jones Vilakazi, D Konar, S P G Lee, M J Levett, M L Ndlovu, J V F Roberts, K T M Saggers.

DIRECTORS' SHAREHOLDINGS

Details of shareholdings of directors are shown below. No material change in these holdings has taken place since 31 December 2003.

	Non – beneficial		Beneficial	
Director	**2003**	2002	**2003**	2002
B Campbell	**500**	500	**62 300**	34 000
R J Gunn	**–**	500	**–**	–
R O Hudson	**500**	500	**–**	–
A M Hyatt	**500**	500	**–**	–
P D Jones Vilakazi	**500**	–	**–**	–
D Konar	**500**	–	**–**	–
S P G Lee	**500**	–	**–**	–
M J Levett	**500**	500	**863 600**	863 600
C F Liebenberg	**500**	500	**40 000**	40 000
R P Menell	**500**	500	**–**	–
J V F Roberts	**500**	500	**–**	–
K T M Saggers	**500**	500	**259 100**	259 100
E P Theron	**500**	500	**–**	–
R A Williams	**500**	500	**–**	–
	6 500	5 500	**1 225 000**	1 196 700

BOARD MEETINGS

The Board meets at least four times per annum. Attendance of directors at Board meetings for the year was as follows:

	11 Feb 2003	6 May 2003	25 July 2003	11 Nov 2003
Executive directors				
B Campbell	✓	✓	✓	✓
Non-executive directors				
R J Gunn	✓	*	*	*
R O Hudson	✗	✓	✓	✗
A M Hyatt	✓	✓	✓	✗
P D Jones Vilakazi	*	*	*	✓
D Konar	*	*	*	✓
S P G Lee	*	*	✓	✓
M J Levett	✓	✓	✓	✓
C F Liebenberg	✓	✓	✓	✓
R P Menell	✓	✓	✓	✓
J V F Roberts	✗	✓	✓	✓
K T M Saggers	✓	✓	✓	✓
E P Theron	✓	✓	✓	✓
R A Williams	✓	✓	✓	✓

Legend

* Not applicable

✗ Absent

✓ Present

HOLDING COMPANIES

The immediate holding company is Mutual & Federal Investments Limited and the ultimate controlling shareholder is Old Mutual plc, incorporated in the United Kingdom.

K T M Saggers
Chairman

B Campbell
Managing Director

10 February 2004

	Notes	Group		Company	
		2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
ASSETS					
Non-current assets		**4 552**	3 016	**4 518**	2 794
Property and equipment	1	**159**	157	**157**	155
Intangible assets	2	**37**	–	**37**	–
Investments at fair value	3	**4 018**	2 587	**3 032**	1 571
Investment property	4	**6**	8	**5**	5
Interest in subsidiary companies	5			**1 103**	970
Interest in associated companies	6	**190**	96	**184**	88
Goodwill	7	**142**	163		
Deferred taxation	11	**–**	5	**–**	5
Technical assets		**1 006**	884	**796**	705
Reinsurers' share of provision for unearned premiums		**254**	286	**218**	208
Reinsurers' share of outstanding claims		**601**	447	**450**	388
Deferred acquisition costs		**151**	151	**128**	109
Current assets		**1 645**	2 757	**1 000**	1 854
Agents' and reinsurers' balances		**394**	599	**325**	396
Debtors		**308**	369	**159**	132
Deposits with reinsurers		**1**	2	**1**	2
Taxation paid in advance		**5**	2	**–**	–
Cash and cash equivalents		**937**	1 785	**515**	1 324
Total assets		**7 203**	6 657	**6 314**	5 353
EQUITY AND LIABILITIES					
Capital and reserves		**3 448**	2 937	**3 348**	2 823
Share capital and share premium	8	**139**	124	**139**	124
Non-distributable reserve					
Contingency reserve		**523**	423	**455**	381
Distributable reserve					
Retained income		**2 786**	2 390	**2 754**	2 318
Interest of outside shareholders in subsidiaries		**2**	2		
Interest of preference shareholders in subsidiary		**36**	–		
Non-current liabilities		**192**	240	**125**	63
Interest bearing loan	9	**27**	100	**–**	–
Non-current provisions	10	**97**	93	**97**	63
Deferred taxation	11	**68**	47	**28**	–
Technical provisions		**3 169**	2 898	**2 574**	2 154
Gross provision for unearned premiums		**982**	1 093	**737**	658
Gross outstanding claims		**2 121**	1 751	**1 773**	1 455
Deferred reinsurance commission revenue		**66**	54	**64**	41
Current liabilities		**356**	580	**267**	313
Agents' and reinsurers' balances		**81**	264	**56**	154
Deposits by reinsurers		**92**	79	**83**	49
Creditors		**91**	127	**67**	59
Current provisions	10	**58**	41	**58**	40
Taxation payable		**34**	69	**3**	11
Total equity and liabilities		**7 203**	6 657	**6 314**	5 353

	Notes	Group		Company	
		2003	2002	**2003**	2002
		Rm	Rm	**Rm**	Rm
Gross premiums		**6 486**	5 603	**5 138**	4 328
Less: Reinsurance premiums		**878**	717	**623**	563
Net premiums		**5 608**	4 886	**4 515**	3 765
Change in provision for unearned premiums		**75**	(80)	**(69)**	50
Gross amount		**107**	(213)	**(79)**	(27)
Reinsurers' share		**(32)**	133	**10**	77
Earned premiums net of reinsurance		**5 683**	4 806	**4 446**	3 815
Claims incurred net of reinsurance	12	**3 878**	3 515	**3 047**	2 822
Acquisition expenses	13	**971**	767	**737**	626
Management expenses	14	**442**	408	**414**	368
Underwriting surplus/(loss)		**392**	116	**248**	(1)
Attributable to ordinary shareholders		**340**	116	**248**	(1)
Attributable to preference shareholders in subsidiary	15	**52**	–		
Investment income/(deficit)		**555**	(118)	**581**	(53)
Dividends, interest and property income	16	**339**	306	**236**	546
Realised surplus on investments		**56**	313	**51**	301
Unrealised surplus/(deficit) on investments	16	**160**	(737)	**294**	(900)
Goodwill and retrenchment costs	17	**(21)**	(37)	**–**	(10)
Income/(loss) before taxation		**926**	(39)	**829**	(64)
Taxation	18	**(253)**	(65)	**(178)**	(25)
Income/(loss) after taxation		**673**	(104)	**651**	(89)
Income attributable to preference shareholders	15	**(36)**	–		
Share of associated companies' retained income/(loss)		**33**	(6)	**33**	(6)
Net income/(loss)		**670**	(110)	**684**	(95)
Headline earnings/(loss) per share (cents)	19	**283**	(37)		
Basic earnings/(loss) per share (cents)	19	**274**	(45)		
Dividend per share (cents)		**73**	64		

	Notes	Share capital and share premium Rm	Contingency reserve Rm	Retained income Rm	Total Rm
GROUP					
Balance at 31 December 2001		115	331	2 732	3 178
Net loss for the year				(110)	(110)
Transfer to contingency reserve			91	(91)	–
Difference arising on translation of foreign subsidiaries			1	(1)	–
Dividends paid				(140)	(140)
Issue of share capital		9			9
Balance at 31 December 2002		124	423	2 390	2 937
Change in accounting policy	20			(11)	(11)
Net income for the year				670	670
Transfer to contingency reserve			100	(100)	–
Dividends paid				(163)	(163)
Issue of share capital		15			15
Balance at 31 December 2003		**139**	**523**	**2 786**	**3 448**
COMPANY					
Balance at 31 December 2001		115	314	2 620	3 049
Net loss for the year				(95)	(95)
Transfer to contingency reserve			67	(67)	–
Dividends paid				(140)	(140)
Issue of share capital		9			9
Balance at 31 December 2002		124	381	2 318	2 823
Change in accounting policy	20			(11)	(11)
Net income for the year				684	684
Transfer to contingency reserve			74	(74)	–
Dividends paid				(163)	(163)
Issue of share capital		15			15
Balance at 31 December 2003		**139**	**455**	**2 754**	**3 348**

	Notes	Group		Company	
		2003	2002	**2003**	2002
		Rm	Rm	**Rm**	Rm
Cash generated by operations	21	**592**	157	**658**	41
Investment income		**339**	306	**236**	546
Cash generated by operating activities		**931**	463	**894**	587
Taxation paid		**(261)**	(105)	**(148)**	(77)
Cash available from operating activities		**670**	358	**746**	510
Dividends paid		**(163)**	(140)	**(163)**	(140)
Cash retained from operating activities		**507**	218	**583**	370
Cash (utilised in)/generated by investing activities		**(1 370)**	646	**(1 407)**	594
Net purchases of property and equipment		**(47)**	(56)	**(46)**	(57)
Net development expenditure on intangible assets		**(37)**	–	**(37)**	–
Net (purchases)/sales of investments		**(1 286)**	702	**(1 324)**	651
Acquisition of subsidiary companies		**–**	(5)	**–**	–
Pre-acquisition dividends received		**–**	–	**–**	109
Deregistration of subsidiary companies		**–**	–	**76**	–
Ordinary shares		**(320)**	538	**(408)**	(64)
Preference shares		**–**	41	**–**	(1)
Government securities		**(1)**	141	**–**	113
Investment in associated companies		**(68)**	(1)	**(68)**	(2)
Money market instruments and other		**(900)**	(18)	**(900)**	7
Investment property		**3**	6	**–**	6
(Repayments to)/advances from subsidiary companies				**(24)**	483
(Increase)/decrease in funding requirements		**(863)**	864	**(824)**	964
Cash effects of financing activities					
Proceeds from issue of shares		**15**	9	**15**	9
(Decrease)/increase in cash and cash equivalents		**(848)**	873	**(809)**	973
Cash and cash equivalents at beginning of year		**1 785**	912	**1 324**	351
Cash and cash equivalents at end of year		**937**	1 785	**515**	1 324

The significant accounting policies are set out below and are in all material respects consistent with those of the previous financial year except as set out in note 20.

I STATEMENT OF COMPLIANCE

The financial statements and group financial statements comply with South African statements of Generally Accepted Accounting Practice and with the requirements of the South African Companies Act.

II CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the assets and liabilities of the company, special purpose entities and all of its subsidiary companies, except for those in Zimbabwe, at the balance sheet date and the results of their operations for the period then ended. The company's subsidiaries in Zimbabwe are not consolidated due to economic and political uncertainty in that country resulting in severe long-term restrictions on the repatriation of funds. Income is, therefore, accounted for on a dividends received basis.

The results of subsidiaries acquired during a financial year are included from the effective dates of acquisition. Any excess or deficit of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary at the date of acquisition is recognised respectively as goodwill or negative goodwill and accounted for as described in policy note xiv.

III TRANSACTIONS ELIMINATED ON CONSOLIDATION

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the enterprises.

IV CONTINGENCY RESERVE

Provision is made for the full amounts of the contingency reserve in terms of the Short-term Insurance Act. Transfers to and from this reserve are treated as appropriations of net income.

V PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money.

VI INCOME TAXES

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

VII PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is calculated on the straight-line basis to write off the cost of assets over their expected useful lives as follows:

Furniture and equipment	16% – 50%
Land and buildings	5%
Motor vehicles	20%
Computer equipment	33,3%
Computer software	20% – 33,3%

VIII INTANGIBLE ASSETS

Expenditure associated with research activities, regarding developing computer software programs, are recognised as an expense when incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially new processes, that are clearly associated with an identifiable and unique process, which will be controlled by the group, which are technically and commercially feasible and where sufficient resources are available to complete development, are recognised as an intangible asset.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is expensed as incurred.

IX INVESTMENT PROPERTIES

Investment properties are stated at fair value. The fair value is determined by external valuers at least once every three years using the capitalisation of income approach.

Any surpluses on revaluation, in excess of net book value, are included in net profit or loss in the period in which the change arises.

X FINANCIAL INSTRUMENTS

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Listed investments, classified as available-for-sale financial assets, are carried at fair value, which is calculated by reference to stock exchange quoted ruling prices at the close of business on the balance sheet date. Unlisted investments are shown at fair value.

Mortgages

Mortgages originated by the group are classified as held for trading financial assets and are measured at fair value, which is calculated by reference to discounted cash flows.

Trade and other receivables

Trade and other receivables originated by the group are stated at cost less provision for cancellations and lapses.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of financial instruments are included in net profit or loss in the period in which the change arises.

X FINANCIAL INSTRUMENTS (Continued)

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

XI IMPAIRMENT

The carrying amounts of the group's assets are reviewed at balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset is impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

XII SUBSIDIARY COMPANIES

Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities.

Investments in subsidiary companies are classified as available-for-sale financial instruments and are carried at fair value which is calculated with reference to the net asset values of subsidiaries.

XIII ASSOCIATED COMPANIES

An associated company is an enterprise in which the group has significant influence and which is neither a subsidiary nor a joint venture of the group. Significant influence is determined based primarily on percentage voting rights, together with other factors such as board participation and participation in the policy making process. Goodwill arising on acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the group's accounting policy for goodwill. The post acquisition results of associated companies are incorporated in the financial statements using the equity method.

XIV GOODWILL AND NEGATIVE GOODWILL

Goodwill is the excess of the purchase consideration over the fair value of the group's share of the attributable net identifiable assets at the date of acquisition in a business combination. Goodwill is carried at cost, less accumulated amortisation and accumulated impairment losses. Goodwill arising on acquisitions is amortised on a straight-line basis over 10 years, which is the expected useful life. Goodwill is assessed for impairment annually. Amortisation and impairment is charged directly to the income statement. The remaining useful life of goodwill is assessed annually.

Negative goodwill is the excess of the group's share of the fair value of the attributable net identifiable assets at the date of acquisition over the purchase consideration in a business combination. Negative goodwill that relates to expectations of future losses and expenses that are identified in the acquirer's plan for the acquisition and can be measured reliably, but do not represent identifiable liabilities at the date of acquisition, is recognised as income when the future losses and expenses occur. Thereafter, the portion of negative goodwill not exceeding the fair value of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets. Any amount of negative goodwill in excess of the fair value of the acquired identifiable non-monetary assets is recognised immediately as income.

Where goodwill arises on the acquisition of a foreign operation, it is treated as a non-monetary item of the acquiring entity and is recorded at the exchange rate at the date of the transaction.

XV EXCHANGE RATES

Assets and liabilities in foreign currencies are translated into South African Rand at the rates of exchange ruling at the end of the financial period. Income statement items are translated at the rates ruling at the time of the transactions and exchange profits and losses are included in the underwriting results.

Foreign subsidiaries are regarded as foreign operations. Assets and liabilities are translated at rates of exchange ruling at the financial year-end. Income statement items are translated at the appropriate weighted average rates for the period. Translation gains and losses are taken to income for the period.

XVI UNDERWRITING RESULTS

The underwriting results are determined in accordance with generally accepted practice for insurance companies. The basic principles are as follows:

(a) A provision for unearned premiums is carried forward. This provision constitutes the estimated proportion of the current year's net premiums which relates to the period of risk in the following years. An additional provision for unexpired risk is created when it is anticipated that operational losses will occur during the unexpired period of the risk.

(b) Full provision is made for the estimated costs of:

(i) claims net of anticipated recoveries under reinsurances, notified but not settled at the end of the year;
(ii) claims net of anticipated recoveries under reinsurances, incurred during the financial year but only reported thereafter.

(c) General expenses are reduced by fees received from other insurers.

XVII OPERATING LEASES

Leases where the lessor retains the risk and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

XVIII EMPLOYEE BENEFITS

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provision for employee entitlements to salaries, annual and sick leave represent the amount which the group has a present obligation to pay, as a result of employees' services provided to the balance sheet date. The provision has been calculated at undiscounted amounts based on current salary rates.

Equity compensation benefits

The group grants share options to certain employees under an employee share plan. Other than costs incurred in administering the schemes which are expensed as incurred, the scheme does not result in any expense to the group.

Retirement benefits

The company and its subsidiaries contribute to defined benefit and defined contribution retirement plans. Current contributions and the cost of securing increased benefits paid to the group's pension funds operated for employees are charged against income as incurred. The defined benefit pension funds are actuarially valued at intervals of up to three years and the cost of providing for any deficit is charged against income when determined.

The group provides post-retirement medical benefits to qualifying employees by way of medical aid funds. The expected costs of these benefits are assessed in accordance with advice of qualified actuaries, using the projected unit credit method, and contributions made to the funds are charged to the income statement over the expected working lives of eligible employees.

IXX REPORTING BY SEGMENT

The principal segments of the group have been identified on a primary basis by commercial, corporate and personal lines, and on a secondary basis, by significant geographical region. The basis is representative of the internal structure for management purposes. Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis, whether from external transactions or from transactions with other group segments.

XX CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand and bank balances, all of which are available for use by the group unless otherwise stated.

	Furniture and equipment	Land and buildings	Motor vehicles	Computer equipment	Computer software	Total
1. PROPERTY AND EQUIPMENT						
1.1 GROUP						
Cost						
Balance at 31 December 2001	31	85	44	106	28	294
Additions	6	–	13	31	24	74
Disposals	–	–	(6)	(1)	–	(7)
Balance at 31 December 2002	37	85	51	136	52	361
Additions	4	–	13	10	24	51
Disposals	(2)	–	(12)	(5)	(1)	(20)
Balance at 31 December 2003	39	85	52	141	75	392
Accumulated depreciation						
Balance at 31 December 2001	(21)	(14)	(17)	(82)	(17)	(151)
Depreciation	(6)	(4)	(9)	(25)	(13)	(57)
Disposals	–	–	4	–	–	4
Balance at 31 December 2002	(27)	(18)	(22)	(107)	(30)	(204)
Depreciation	(4)	(4)	(9)	(14)	(14)	(45)
Disposals	1	–	9	5	1	16
Balance at 31 December 2003	(30)	(22)	(22)	(116)	(43)	(233)
Net book value						
Balance at 31 December 2001	10	71	27	24	11	143
Net additions	6	–	11	30	24	71
Depreciation	(6)	(4)	(9)	(25)	(13)	(57)
Balance at 31 December 2002	10	67	29	29	22	157
Net additions	3	–	10	10	24	47
Depreciation	(4)	(4)	(9)	(14)	(14)	(45)
Balance at 31 December 2003	**9**	**63**	**30**	**25**	**32**	**159**

1. PROPERTY AND EQUIPMENT (continued)

1.2 COMPANY

	Furniture and equipment	Land and buildings	Motor vehicles	Computer equipment	Computer software	Total
Cost						
Balance at 31 December 2001	28	85	41	103	27	284
Acquisitions from subsidiary company	3	–	–	12	–	15
Additions	3	–	13	19	24	59
Disposals	–	–	(5)	–	–	(5)
Balance at 31 December 2002	34	85	49	134	51	353
Additions	3	–	13	9	24	49
Disposals	–	–	(12)	(4)	–	(16)
Balance at 31 December 2003	37	85	50	139	75	386
Accumulated depreciation						
Balance at 31 December 2001	(19)	(14)	(16)	(81)	(16)	(146)
Acquisitions from subsidiary company	(3)	–	–	(9)	–	(12)
Depreciation	(3)	(4)	(8)	(15)	(13)	(43)
Disposals	–	–	3	–	–	3
Balance at 31 December 2002	(25)	(18)	(21)	(105)	(29)	(198)
Depreciation	(3)	(4)	(9)	(14)	(14)	(44)
Disposals	–	–	9	4	–	13
Balance at 31 December 2003	(28)	(22)	(21)	(115)	(43)	(229)
Net book value						
Balance at 31 December 2001	9	71	25	22	11	138
Acquisitions from subsidiary company	–	–	–	3	–	3
Net additions	3	–	11	19	24	57
Depreciation	(3)	(4)	(8)	(15)	(13)	(43)
Balance at 31 December 2002	9	67	28	29	22	155
Net additions	3	–	10	9	24	46
Depreciation	(3)	(4)	(9)	(14)	(14)	(44)
Balance at 31 December 2003	**9**	**63**	**29**	**24**	**32**	**157**

A register of land and buildings at 31 December 2003 is available for inspection at the company's registered office.

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
2. INTANGIBLE ASSETS				
Computer software developments				
Carrying amount at beginning of year	**–**	–	**–**	–
Current year development expenditure	**37**	–	**37**	–
Carrying amount at end of year	**37**	–	**37**	–
3. INVESTMENTS				
3.1 At cost				
Money market instruments	**930**	–	**900**	–
Fixed deposits	**189**	178	**–**	–
Government securities	**70**	69	**–**	–
Preference shares – listed	**1**	1	**1**	1
Ordinary shares	**1 682**	1 306	**1 304**	845
Listed	**1 678**	1 302	**1 302**	844
Unlisted	**4**	4	**2**	1
Mortgages	**53**	53	**52**	51
Public body and other	**34**	75	**–**	–
	2 959	1 682	**2 257**	897
3.2 At fair value				
Money market instruments	**960**	–	**930**	–
Fixed deposits	**189**	178	**–**	–
Government securities	**81**	77	**–**	–
Preference shares – listed	**2**	2	**2**	2
Ordinary shares	**2 707**	2 199	**2 060**	1 518
Listed	**2 703**	2 180	**2 058**	1 514
Unlisted	**4**	19	**2**	4
Mortgages	**42**	53	**40**	51
Public body and other	**37**	78	**–**	–
	4 018	2 587	**3 032**	1 571
Government securities mature between one and five years.				
Included in the above amounts are investments, at fair value, in fellow subsidiary companies in respect of:				
Listed ordinary shares	**106**	189	**91**	158
Included in the above amounts are investments, at fair value, in the ultimate holding company arising from the acquisition of CGU.	**18**	19		

3. INVESTMENTS (continued)

3.3 Major equity investments

The group's most significant listed equity investments at 31 December 2003 are set out below and comprise in aggregate 27,3% of total assets and 72,6% of the equity portfolio. The analysis shown reflects the percentage of the total market value at 31 December 2003 of the equity investments.

Name of company	Fair value Rm	% of equity portfolio
Anglo American plc	405	15,0
BHP Billiton plc	185	6,8
Sanlam Limited	172	6,4
Richemont Securities AG	149	5,5
Sasol Limited	146	5,4
Impala Platinum Mines Limited	144	5,3
South African Eagle Insurance Company Limited	113	4,2
Rembrandt Group Limited	112	4,1
Standard Bank Investment Corporation Limited	108	4,0
Nedcor Limited	106	3,9
SAB Miller plc	89	3,3
Anglo American Platinum Corporation Limited	76	2,8
Barlow Limited	57	2,1
Venfin Limited	52	1,9
RMB Holdings Limited	52	1,9

A register of investments at 31 December 2003 is available for inspection at the company's registered office.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
4. INVESTMENT PROPERTY				
Cost	**5**	7	**5**	5
Movement in fair value	**1**	1	**–**	–
	6	8	**5**	5

A register of investment property at 31 December 2003 is available for inspection at the company's registered office.

The last valuation of investment property, at 1 October 2001, was done using the capitalisation of income approach.

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
5. INTEREST IN SUBSIDIARY COMPANIES				
Shares at cost less amounts written off			**1 003**	1 079
Adjustment to net asset value			**175**	(10)
			1 178	1 069
Amounts owing by subsidiaries			**123**	181
Amounts owing to subsidiaries			**(198)**	(280)
			1 103	970
Refer page 56 for details of the interest in subsidiary companies.				
The position and results of the unconsolidated Zimbabwe subsidiary companies are as follows:				
Assets and liabilities				
Investments	**1**	7		
Investment in associated companies	**7**	–		
Net technical provisions	**–**	(6)		
Net current assets	**–**	4		
Net asset value	**8**	5		
Results for the year				
Gross premiums	**–**	11		
Underwriting loss	**–**	(2)		
Investment income	**1**	–		
Net profit after taxation	**–**	–		
Share of associated companies' retained income	**5**	–		
Unrealised loss on translation	**(3)**	–		
6. INTEREST IN ASSOCIATED COMPANIES				
Investment at cost	**109**	40	**105**	37
Share of post acquisition income	**68**	35	**68**	35
Revaluation	**13**	21	**11**	16
	190	96	**184**	88

Details of associated companies	Nature of business	% held	Year-end
Credit Guarantee Insurance Corporation of Africa Limited (CGIC)	Short-term insurance	51,0#	June*
IGI House Investments (Proprietary) Limited (incorporated in Namibia) (IGI House)	Property	33,3	December

*Management accounts for the period to 31 December 2003 are used for equity accounting.

#The results of the company are not consolidated as the group does not exercise management control.

	CGIC		IGI House	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
6. INTEREST IN ASSOCIATED COMPANIES (continued)				
Post acquisition retained earnings of associates				
Share of opening retained earnings	**35**	41	**–**	–
Current year: Share of associates' income after tax	**33**	(6)	**–**	–
Share of closing retained earnings	**68**	35	**–**	–
Summarised financial statements of associates				
Property and equipment	**16**	17	**18**	35
Investments	**434**	413	**–**	–
Current assets	**352**	301	**–**	–
Total assets	**802**	731	**18**	35
Share capital	**3**	3	**–**	–
Reserves	**358**	302	**6**	23
Non-current liabilities	**22**	15	**12**	12
Deferred tax	**14**	8	**–**	–
Technical provisions	**287**	274	**–**	–
Current liabilities	**118**	129	**–**	–
Total equity and liabilities	**802**	731	**18**	35
Gross premiums written/turnover	**504**	547	**–**	3
Profit/(loss) before tax	**88**	(40)	**(17)**	–
Taxation	**15**	(17)	**–**	–
Profit/(loss) after tax	**73**	(23)	**(17)**	–

	Group	
	2003	2002
	Rm	Rm
7. GOODWILL		
Cost	**205**	205
Opening balance	**205**	200
Additional amount paid on acquisition of Fedsure General Insurance Namibia Limited	**–**	5
Amortisation	**(63)**	(42)
Opening balance	**(42)**	(21)
Current year amortisation	**(21)**	(21)
Balance at end of year	**142**	163

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
8. SHARE CAPITAL AND SHARE PREMIUM				
8.1 Authorised				
350 000 000 shares of 10 cents each	**35**	35	**35**	35
8.2 Issued				
245 180 824 (2002: 243 340 524) shares of 10 cents each	**25**	24	**25**	24
Share premium	**114**	100	**114**	100
	139	124	**139**	124

8.3 At 31 December 2003, employees of the group held options to acquire 6 387 600 (2002: 7 212 400) new shares in the company in terms of the share options scheme. In addition a further 3 537 800 (2002: 4 553 300) shares had been designated for issue in terms of future options to be granted to employees.

8.4 The remaining 94 893 776 (2002: 94 893 776) unissued shares were placed under the control of the directors at the annual general meeting held on 6 May 2003 until the commencement of the next annual general meeting.

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
9. INTEREST BEARING LOAN				
Secured interest bearing loan, with interest payable monthly, at 2,4% below prime. There are no fixed repayment terms.	**27**	100	**–**	–
This loan relates to a consolidated special purpose entity, Jesop Finance Company (Proprietary) Limited, operating as a finance company.				
10. PROVISIONS				
10.1 Non-current provisions				
Post-retirement medical aid benefits				
Balance at beginning of year	**93**	101	**63**	55
Provisions raised/(released) during the year	**4**	(8)	**34**	8
Balance at end of year	**97**	93	**97**	63
(Refer to note 24.2 for more detail on the group's medical aid fund).				
10.2 Current provisions				
Leave and bonus provision				
Balance at beginning of year	**41**	56	**40**	32
Provisions raised/(released) during the year	**17**	(15)	**18**	8
Balance at end of year	**58**	41	**58**	40

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
11. DEFERRED TAXATION				
Net balance at beginning of year	**42**	164	**(5)**	72
Rationalisation of subsidiary companies			**–**	8
Prior year adjustment (refer note 20)	**(5)**	–	**(5)**	–
Charge to income statement	**31**	(122)	**38**	(85)
Net balance at end of year	**68**	42	**28**	(5)
Analysis by major temporary differences				
Provisions	**(56)**	(38)	**(56)**	(38)
Prepaid pension fund contributions	**10**	11	**–**	–
Contingency reserve	**10**	10	**–**	–
Capital gains tax	**104**	44	**84**	33
Unrealised gains on investments	**–**	18	**–**	–
Accumulated losses	**–**	(3)	**–**	–
	68	42	**28**	(5)
12. CLAIMS				
12.1 Claims incurred net of reinsurance				
Claims paid	**3 739**	3 412	**2 853**	2 805
Gross amount	**4 132**	3 689	**3 120**	3 052
Reinsurers' share	**(393)**	(277)	**(267)**	(247)
Change in provision for outstanding claims	**139**	103	**194**	17
Gross amount	**272**	189	**252**	88
Reinsurers' share	**(133)**	(86)	**(58)**	(71)
	3 878	3 515	**3 047**	2 822
12.2 Claims include:				
Claims incurred	**3 657**	3 312	**2 840**	2 639
Claims administration expenses	**221**	203	**207**	183
	3 878	3 515	**3 047**	2 822
13. ACQUISITION EXPENSES				
Acquisition expenses paid	**959**	768	**733**	619
Gross amount	**1 101**	899	**862**	716
Reinsurers' share	**(142)**	(131)	**(129)**	(97)
Change in provision for deferred acquisition costs	**12**	(1)	**4**	7
Gross amount	**–**	(21)	**(19)**	(5)
Reinsurers' share	**12**	20	**23**	12
	971	767	**737**	626

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm

14. MANAGEMENT EXPENSES

14.1 Management and claims administration expenses include:

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Staff costs	**488**	440	**466**	409
Salaries	**395**	342	**374**	313
Employer contribution to retirement fund	**34**	31	**33**	30
Other	**59**	67	**59**	66
Audit fees	**4**	4	**4**	4
Audit services	**4**	3	**4**	3
Other services	**–**	1	**–**	1
Depreciation	**45**	57	**44**	43
Profit on sale of property and equipment	**(2)**	(3)	**(3)**	(3)
Rentals under operating leases	**31**	29	**29**	29
Directors' emoluments				
Executive directors – for managerial remuneration			**3**	2
Non-executive directors – for services as directors			**1**	1

Notice periods in respect of executive directors do not exceed one year. Non-executive directors are not bound by service contracts.

14.2 Directors' emoluments

2003 R000	**Salary and fees**	**Bonus**	**Pension contribution**	**Total**
K T M Saggers	**497**			**497**
M J Levett #	**120**			**120**
B Campbell *	**1 586**	**786**	**172**	**2 544**
Current year		**442**		
Prior years following change in scheme rules		**344**		
R J Gunn #	**15**			**15**
R O Hudson #	**80**			**80**
A M Hyatt	**60**			**60**
P D Jones Vilakazi	**8**			**8**
D Konar	**8**			**8**
S P G Lee #	**26**			**26**
C F Liebenberg	**90**			**90**
R P Menell	**80**			**80**
J V F Roberts #	**110**			**110**
E P Theron	**90**			**90**
R A Williams	**140**			**140**
	2 910	**786**	**172**	**3 868**

Remuneration payable to the company by whom the director is employed, and not to the individual.

* Executive director.

14. MANAGEMENT EXPENSES (continued)

14.2 Directors' emoluments (continued)

2002 R000	Salary and fees	Bonus	Pension contribution	Total
K T M Saggers	540			540
M J Levett #	111			111
B Campbell *	1 331	312	151	1 794
R J Gunn #	50			50
R O Hudson #	50			50
A M Hyatt	50			50
C F Liebenberg	64			64
R V Mendelsohn #	35			35
R P Menell	61			61
J V F Roberts #	64			64
E P Theron	64			64
R A Williams	88			88
	2 508	312	151	2 971

Remuneration payable to the company by whom the director is employed, and not to the individual.

* Executive director.

	Number	Strike price (R)	Exercisable before
Share options exercised during the current financial year			
B Campbell *	76 100	1,88	
Outstanding share options at 31 December 2003			
B Campbell *	207 600	8,06	30/06/2004
	207 600	7,02	16/11/2004
	74 600	7,83	15/11/2005
	61 700	12,50	31/12/2006
	61 700	15,00	11/11/2007
	61 700	15,20	10/11/2008
	95 000	16,00	10/11/2009

*Executive director.

15. PREFERENCE SHAREHOLDERS

The group operates an insurance subsidiary which offers cell captive facilities to clients. Underwriting surpluses which accrue in respect of these arrangements ultimately belong to the clients and are therefore excluded from group earnings.

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
16. INVESTMENT INCOME				
16.1 Dividends, interest and property income				
Dividends – listed companies	**93**	111	**66**	80
– subsidiary companies			**8**	356
– associated companies	**5**	3	**5**	3
Total dividends	**98**	114	**79**	439
Interest and rentals received	**256**	230	**172**	145
Interest paid	**(15)**	(38)	**(15)**	(38)
	339	306	**236**	546
16.2 Unrealised surplus/(deficit) on investments				
Relating to current year disposals	**69**	322	**60**	311
Current year fair value changes	**88**	(1 113)	**234**	(1 265)
Unrealised foreign exchange gains	**3**	54	**–**	54
	160	(737)	**294**	(900)
17. GOODWILL AND RETRENCHMENT COSTS				
Amortisation of goodwill	**21**	21		
Retrenchment costs	**–**	16	**–**	10
	21	37	**–**	10
18. TAXATION				
18.1 South African and foreign				
Current	**211**	177	**129**	100
Current year	**224**	173	**143**	96
Prior year	**(13)**	4	**(14)**	4
Deferred	**31**	(122)	**38**	(85)
Secondary tax on companies	**11**	10	**11**	10
	253	65	**178**	25
18.2 Reconciliation of tax rate				
	%	%	**%**	%
Standard rate	**30,0**	30,0	**30,0**	30,0
Capital gains taxation	**6,9**	80,6	**6,5**	35,4
Dividend income	**(3,2)**	88,9	**(2,9)**	207,8
Realised surplus on investments	**(0,3)**	244,1	**(1,8)**	129,8
Unrealised surplus/deficit on investments	**(6,8)**	(558,3)	**(10,7)**	(425,5)
Taxable unrealised surplus on investments	**–**	(9,0)	**–**	–
Secondary tax on companies	**1,2**	(25,6)	**1,3**	(15,6)
Goodwill	**0,7**	(16,6)		
Differing tax rates	**0,1**	0,7		
Prior year adjustment	**(1,4)**	–	**(1,7)**	–
Foreign withholding tax on dividends	**–**	–	**0,1**	–
Disallowed expenses/non-taxable income	**0,1**	(1,4)	**0,7**	(0,9)
Effective rate	**27,3**	(166,6)	**21,5**	(39,0)

19. EARNINGS PER SHARE

Headline earnings per share are calculated on the net income, adjusted for goodwill, of R691 million (2002: net loss of R89 million). Earnings per share are calculated on the net income of R670 million (2002: net loss of R110 million). All calculations are based on a weighted average of 244 051 045 (2002: 242 781 580) shares in issue during the period.

	Group	
Reconciliation of headline earnings	**2003 Rm**	2002 Rm
Net income/(loss)	**670**	(110)
Goodwill	**21**	21
Headline earnings/(loss)	**691**	(89)

20. CHANGE IN ACCOUNTING POLICY

In the current financial year the group adopted AC 133 *Financial Instruments: Recognition and Measurement.*

The adoption of AC 133 has resulted in the group accounting for mortgages and staff loans as held for trading financial instruments at fair value. Mortgages and staff loans were previously valued at cost. This change has been accounted for by adjusting the opening balance of retained income at 1 January 2003. Comparative figures have not been restated.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
The change in accounting policy had the following impact:				
Retained income as previously reported	**2 390**		**2 318**	
Impact of adopting AC 133	**(11)**		**(11)**	
Gross	**(16)**		**(16)**	
Deferred tax	**5**		**5**	
Adjusted retained income	**2 379**		**2 307**	

21. CASH GENERATED BY OPERATIONS

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Underwriting surplus/(loss)	**392**	116	**248**	(1)
Retrenchment costs	**–**	(16)	**–**	(10)
Increase/(decrease) in technical provisions	**149**	84	**329**	(42)
Depreciation of property and equipment	**45**	45	**44**	43
Profit on sale of property and equipment	**(2)**	(3)	**(3)**	(3)
Changes in working capital	**60**	4	**(12)**	38
Decrease in interest bearing loans	**(73)**	(50)	**–**	–
Increase/(decrease) in non-current provisions	**4**	(8)	**34**	8
Increase/(decrease) in current provisions	**17**	(15)	**18**	8
Net assets transferred from subsidiary companies as part of rationalisation scheme:				
Decrease in working capital			**–**	(465)
Increase in non-current provisions			**–**	8
Increase in cash and cash equivalents			**–**	5
Increase in investments			**–**	455
Decrease in amounts owing to Receiver of Revenue			**–**	(3)
	592	157	**658**	41

22. SEGMENTAL ANALYSIS

22.1 Divisional segments

	Commercial Rm	Corporate Rm	Personal Rm	Total Rm
2003				
Gross premiums	2 477	1 397	2 612	6 486
Net premiums	2 275	762	2 571	5 608
Change in provision for unearned premiums	9	85	(19)	75
Earned premiums net of reinsurance	2 284	847	2 552	5 683
Claims incurred net of reinsurance	1 482	582	1 814	3 878
Acquisition expenses	379	170	422	971
Management expenses	206	42	194	442
Underwriting surplus	**217**	**53**	**122**	**392**
2002				
Gross premiums	2 215	1 043	2 345	5 603
Net premiums	1 960	640	2 286	4 886
Change in provision for unearned premiums	(1)	(86)	7	(80)
Earned premiums net of reinsurance	1 959	554	2 293	4 806
Claims incurred net of reinsurance	1 361	453	1 701	3 515
Acquisition expenses	319	76	372	767
Management expenses	198	41	169	408
Underwriting surplus/(loss)	81	(16)	51	116

22.2 Geographical segments

	South Africa Rm	Namibia Rm	Botswana Rm	Malawi Rm	Total Rm
2003					
Gross premiums	6 076	298	95	17	6 486
Net premiums	5 241	273	86	8	5 608
Change in provision for unearned premiums	63	11	1	–	75
Earned premiums net of reinsurance	5 304	284	87	8	5 683
Claims incurred net of reinsurance	3 614	201	55	8	3 878
Acquisition expenses	910	45	15	1	971
Management expenses	410	24	5	3	442
Underwriting surplus/(loss)	**370**	**14**	**12**	**(4)**	**392**

22. SEGMENTAL ANALYSIS (continued)

22.2 Geographical segments (continued)

	South Africa Rm	Namibia Rm	Botswana Rm	Malawi Rm	Total Rm
2002					
Gross premiums	5 161	309	99	34	5 603
Net premiums	4 491	286	91	18	4 886
Change in provision for unearned premiums	(52)	(17)	(9)	(2)	(80)
Earned premiums net of reinsurance	4 439	269	82	16	4 806
Claims incurred net of reinsurance	3 264	184	56	11	3 515
Acquisition expenses	717	37	14	(1)	767
Management expenses	374	24	6	4	408
Underwriting surplus	84	24	6	2	116

Income arising from non-insurance related activities, as well as assets and liabilities cannot be allocated to a segment on a reasonable basis and are therefore not presented.

23. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various transactions with fellow subsidiary companies. These transactions occurred under terms that are no less favourable than those arranged with third parties.

The following transactions were entered into:

	Group 2003 Rm	Group 2002 Rm
With fellow subsidiaries		
Premium received for insurance cover	**41**	42
Commission paid	**(69)**	(49)
Claims paid	**(24)**	(56)
Interest and dividends received	**94**	63
Rent paid	**(12)**	(12)
Bank charges and administration fees paid	**(3)**	(2)

24. EMPLOYEE BENEFITS

24.1 Retirement funds

The group operates pension funds for all permanent staff and there are currently two separate funds in operation. Both of these funds are governed by the Pension Fund Act, 1956 and each is comprised mainly of a defined contribution section and a small defined benefit section.

No contributions were made to these funds during the year due to a contribution holiday being in operation. This holiday has been discontinued with effect from 1 January 2004.

Valuations were conducted in respect of both funds during 2001, using the attained age valuation method, and the aggregate of the assets exceed the total actuarial liabilities by approximately R100 million.

In view of the considerable uncertainty which currently surrounds the ownership of pension fund surpluses, it is not possible to quantify the extent to which the surplus is attributable to the group.

24.2 Medical aid funds

The group contributes to a defined benefit medical aid scheme for the benefit of permanent employees and their dependants. In 2003 an increase in the provision of R4 million was debited to the income statement (2002: a reduction of R8 million). On the basis of current practice, which is reviewed annually, actuarially determined present value of future medical aid obligations, using the projected unit credit method, for early retirees is R97 million at 31 December 2003 (2002: R93 million) for which provision is made in full. The group has no further post-retirement medical aid obligations for current or retired employees.

24.3 Share options

Share options issued during the period

During the year 1 177 400 share options were issued to management and executives of the group in terms of the share option scheme to acquire new shares in the company as follows (2002: 1 259 600 shares at an exercise price per share between R15,20 and R17,80):

Number	Date issued	Strike price (R)
30 000	01/03/2003	13,50
30 000	01/07/2003	14,85
120 000	01/08/2003	15,00
60 000	01/09/2003	15,00
907 400	11/11/2003	16,00
30 000	01/12/2003	16,00

Share options exercised during the period

During the year 1 840 300 share options were exercised by management and executives as follows (2002: 1 104 400 shares at an exercise price per share between R0,10 and R15,00):

Number	Date exercised	Strike price (R)
58 600	26/02/2003	4,16 – 12,67
86 100	03/03/2003	3,33 – 9,60
1 000	23/04/2003	10,14
456 200	14/05/2003	1,81 – 10,95
60 000	30/05/2003	12,50
91 700	17/06/2003	1,87 – 1,88
210 600	12/08/2003	3,99 – 12,15
1 000	20/08/2003	10,14
72 500	27/08/2003	7,33
69 900	11/09/2003	7,92 – 12,50
68 600	06/10/2003	4,16 – 10,92
15 500	22/10/2003	7,02 – 7,92
286 300	12/11/2003	7,02 – 10,95
362 300	01/12/2003	3,99 – 15,20

25. FINANCIAL RISK MANAGEMENT

The group does not actively trade in financial instruments, but in the normal course of its operations, the group is exposed to currency, interest rate, credit and liquidity risk. In order to manage these risks the group has developed a comprehensive risk management process to facilitate, control and monitor these risks.

25.1 Currency risk

Foreign currency risk is created due to the influence of exchange rate fluctuations. Mutual & Federal has a policy not to take out cover on outstanding foreign currency transactions as these transactions take place on an ad hoc basis. The group's exposure at year-end is disclosed as follows:

	Foreign asset/(liability) 000	R000	Exchange rate R1 =
European Euro	(5)	(40)	0,11895
British Pound	21	253	0,08382
Japanese Yen	(12 840)	(808)	15,89642
Malawi Kwacha	(1 090)	(69)	15,76413
US Dollar	928	6 245	0,14865
Swaziland Emalengeni	(975)	(975)	1,00000
Namibian Dollar	(1 066)	(1 066)	1,00000
Canadian Dollar	(3)	(15)	0,19490

25.2 Interest rate risk

Fluctuations in interest rates impact on the value of short-term cash investments, giving rise to interest rate risk. Other than ensuring optimum money market rates for deposits, the group does not make use of financial instruments to manage this risk. Formal policies, procedures and limits have been put in place for derivative instruments. Interest rate risk exposure is limited to the variable interest rate loan disclosed in note 9.

25.3 Credit risk

The major concentration of credit risk arises from the group's receivables and investment securities in relation to the location of customers and issuers. No collateral is required in respect of financial assets. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Reputable financial institutions are used for investing and cash handling purposes.

At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying value of each financial asset in the balance sheet.

25.4 Fair values

The fair values of all financial instruments approximated carrying values reflected in the balance sheet due to the short-term maturities of these assets and liabilities.

26. COMMITMENTS (OPERATING LEASES)

The company leases certain of its office buildings and office equipment in terms of operating leases. The company does not have an option to acquire the assets at termination of the lease. There are no escalation clauses or restrictions imposed by the leases.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Total future minimum lease payments under non-cancellable operating leases	**105**	137	**105**	137
Not later than 1 year	**33**	33	**33**	33
Not later than 5 years	**72**	104	**72**	104

27. POST-BALANCE SHEET EVENTS

No events occurred after balance sheet date affecting results for the year ended 31 December 2003.

			Issued share capital Rm	Net asset value of shares in subsidiaries Rm	Indebtedness by/(to) subsidiaries Rm
DIRECTLY HELD					
Cougar Investment Holding Company Limited	❖	**2003**	**5**	**715**	**99**
		2002	5	586	121
Mutual & Federal Company of Zimbabwe (Private) Limited	# ❖	**2003**	**–**	**–**	**–**
		2002	–	–	–
Mutual & Federal Insurance Company of Botswana Limited	* ★	**2003**	**13**	**73**	**10**
		2002	13	56	6
Mutual & Federal Insurance Company of Namibia Limited	+ ★	**2003**	**10**	**128**	**(59)**
		2002	10	118	42
Mutual & Federal Risk Financing Limited	★	**2003**	**3**	**254**	**(23)**
		2002	3	188	(28)
Mutual & Federal Risk Financing Limited (redeemable preference shares) (85%)		**2003**	**–**	**–**	**–**
		2002	–	–	–
Portion 1 of Stand 210 Rosebank (Proprietary) Limited (75%)	❍	**2003**	**–**	**6**	**(7)**
		2002	–	6	(8)
Royal Fire and General Company Limited	❍	**2003**	**2**	**2**	**(2)**
		2002	2	2	(2)
South African Mutual Fire and General Company Limited	❍	**2003**	**–**	**–**	**–**
		2002	–	–	–
INDIRECTLY HELD					
Agricor Risk Acceptances (Proprietary) Limited	❍	**2003**	**–**	**–**	**–**
		2002	–	–	–
Agricor Risk Management Services (Proprietary) Limited	❍	**2003**	**–**	**–**	**–**
		2002	–	–	–
CGU Insurance Limited	★	**2003**	**10**	**822**	**(67)**
		2002	10	695	(93)
Erf 1263 Otjiwarongo (Proprietary) Limited	+ ❍	**2003**	**–**	**–**	**–**
		2002	–	–	–
Equestrian Risk Services (Proprietary) Limited	❍	**2003**	**–**	**–**	**–**
		2002	–	–	–
Fedsure General Insurance Namibia Limited	+ ❍	**2003**	**13**	**90**	**14**
		2002	13	77	12
Huis-en-Haard Beskermingskoöperasie	❍	**2003**	**–**	**–**	**–**
		2002	–	–	–
Jesop Finance Company (Proprietary) Limited (50%)	^	**2003**	**–**	**–**	**(19)**
		2002	–	–	(31)
Sentrasure Limited	❍	**2003**	**169**	**332**	**(21)**
		2002	169	247	(21)

		Issued share capital Rm	Net asset value of shares in subsidiaries Rm	Indebtedness by/(to) subsidiaries Rm
COMPANIES DEREGISTERED IN 2003				
British Engine Insurance Company of South Africa Limited	**2003**	–	–	–
	2002	1	1	(1)
National Employers' General Insurance Company Limited	**2003**	–	–	–
	2002	2	2	(2)
Cougar Risk Finance Limited	**2003**	–	–	–
	2002	–	21	(21)
Protea Assurance Management Services (Proprietary) Limited	**2003**	–	–	–
	2002	3	3	(2)
Protea Assurance Properties (Proprietary) Limited	**2003**	–	–	–
	2002	–	–	–
Protea Assurance Company Limited	**2003**	–	–	–
	2002	11	47	(11)
Protea GMS (Proprietary) Limited	**2003**	–	–	–
	2002	–	–	–
Protea Insurance Company Limited	**2003**	–	–	–
	2002	60	60	(60)
MFCU Asset Managers (Proprietary) Limited	**2003**	–	–	–
	2002	–	–	–
MFCU Group Services of South Africa (Proprietary) Limited	**2003**	–	–	–
	2002	–	–	–
MFCU Investments South Africa Limited	**2003**	–	–	–
	2002	–	–	–
Nelsa Beleggings (Proprietary) Limited	**2003**	–	–	–
	2002	–	–	–
Steynings Investments (Proprietary) Limited	**2003**	–	–	–
	2002	–	–	–

* *Incorporated in Botswana*
# Incorporated in Zimbabwe
+ Incorporated in Namibia

❖ *Investment holding company*
★ Short-term insurance
❍ Dormant company
^ Finance company

All holdings are 100% unless otherwise indicated.

The group's share of the after-tax results of subsidiaries for the year ended 31 December 2003 was as follows:
Profits: R252 million (2002: R47 million).

NAME OF SHAREHOLDER	Number of shares held	% of issued share capital
Mutual & Federal Investments Limited	122 966 207	50,1
Royal & Sun Alliance Insurance Group plc	90 961 150	37,1
Public Investment Commissioners Portfolio	2 363 400	1,0
Electric Liberty Proprietary Limited	2 024 640	0,8
Liberty Life Ass. of Africa Limited	1 623 158	0,7
Santam Investec Portfolio	1 464 396	0,6
UT Investec Unit Trusts	1 415 829	0,6
Capital Alliance Absolute Return	1 415 813	0,6
UT Investec Opportunity Fund	1 021 400	0,4
	225 255 993	91,9
9 shareholders each holding between 500 000 and 999 999 shares	5 955 403	2,4
38 shareholders each holding between 100 000 and 499 999 shares	8 112 135	3,3
	239 323 531	97,6
1 104 shareholders each holding less than 100 000 shares	5 857 293	2,4
Total shares in issue	**245 180 824**	**100,0**
Total number of shareholders	1 147	(Excludes 13 directors with non-beneficial holdings)

SHARE STATISTICS	2003	2002
Number of ordinary shares traded (000)	**6 569**	9 075
Total value of shares traded (R000)	**94 348**	151 876
Market price per ordinary share (cents)		
Closing	**1 710**	1 475
Highest	**1 750**	1 840
Lowest	**1 150**	1 400


(Price relative)
(Share price – cps)
125
120
115
110
105
100
95
90
85
80
75
1900
1800
1700
1600
1500
1400
1300
1200
1100
Dec-02 Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04
M&F PRICE RELATIVE
M&F SHARE PRICE

MUTUAL & FEDERAL SHARE PRICE PERFORMANCE RELATIVE TO JSE ALSI
for the period 31/12/2002 to 28/01/2004

DEPARTMENT	GROUP MANAGER	DEPARTMENT	GROUP MANAGER
Accounting Services	*J S Smit*	*Information Services*	*L Gennari*
Actuarial	E O Paul, B.Sc.(Hons)., F.F.A., C.F.A.		L Wolmarans, EDP Dip.
Administration	S M Kapito, MBA		R Roxburgh, B.Sc.
Advertising and Communications	L G M Comyn, B.A.	Internal Audit and	P M J Hancock, B.Compt.(Hons.),
Allsure & Product Development	M P McCann, A.C.I.I., Chartered Insurer	Risk Management	C.A. (S.A.), C.I.A.
Agriculture	J H du Plessis	Investments	A J Uren, B.Com.
Business Development	P Morris, F.C.I.I.	Legal	A T Bouwer, B.Iur., LL.B., Dip.LL.
Claims Development	K M Lawrence, B.L., LL.B., A.I.I.S.A.	Old Mutual Liaison	A W G Vögel, A.I.I.S.A.
Commercial Schemes	*D A Hopcroft*	*Personal Business*	*L Friend, A.I.I.S.A.*
Commercial Technical	W V Richards, F.I.I.S.A.		R E Jatho, A.C.I.I., A.I.I.S.A.
Corporate Accounting	J R Heunes, Dip. Bus. Man.		L A Robertson, A.I.I.S.A.
Crop	S Calvin	Personal Business	L Beckbessinger, F.C.I.I.
E-Business	J H van der Vlugt, P.E.C.,F.I.I.S.A.	Technical	
Financial Services	K H Kietzman, B.Compt.(Hons.), C.A. (S.A.)	Reinsurance	G D Montagnani, B.A., A.I.I.S.A.
Forensic Audit	M P Arnold, B.Com., B.Acc.	Specialist Investigation	P J K Viljoen, B.A. Police Science,
Group Procurement	P Geyer, B.Tech.		B.A.(Hons.)
Human Resources	M Low, B.Admin.	Training	C A E van den Berg, B.A.(Hons.)

BRANCH	REGIONAL MANAGER **Manager*	BRANCH	REGIONAL MANAGER **Manager*
JOHANNESBURG			
Claims Commercial	**P R Pepperell**, F.C.I.I.	**Corporate Business**	**S Miller**, A.C.I.I.
P O Box 1120	*P Christofides, B.Juris	P O Box 1120	*S Isaacs
Telephone (011) 374 2162	*S Close, B.Sc.	Telephone (011) 374 9111	*P Lowrie, A.C.I.I.
Fax (011) 374 2100	*E Coetzee, F.I.I.S.A.	Fax (011) 374 2371	*M Wedderburn
	*D Y Koelman, B.A., A.I.I.S.A.		
	*N Green, B.A., H.C.I.I.		
	*A Louw, B.Iuris., LL.B.		
	*I T McKinley, I.Eng., M.I.I.E., F.I.I.S.A.		
	*A Strauss, L.I.I.S.A.		
Claims Motor	**C J Hayhurst**, A.I.I.S.A.	**Engineering Business**	**T I Kerst**, Pr.Eng., B.Sc.(Eng), F.I.I.S.A., MBL
P O Box 1120	*G R Davis, Nat. Dip. Police Admin.	P O Box 1120	
Telephone (011) 374 2170	*A du Toit	Telephone (011) 374 9111	*S de Wet
Fax (011) 374 2428	*N Moreosele, B.A. Law, HCIL, PBL	Fax (011) 374 2676	*D Gouws, B.Eng., A.I.I.S.A.
	*L Rooney		*O van Jaarsveld
	*D R Russell		*D Waterworth, B.Sc. (Eng), A.I.I.S.A.
Claims Motor Liability	**R Kalima-Moyo**, B.Sc. Bus. Man., MBA	**Marine**	**M G Caietta**
P O Box 1120	*E B Meintjes, A.C.I.I.	P O Box 1120	*T Holding
Telephone (011) 374 9111		Telephone (011) 374 2833	*R Cundill
Fax (011) 374 4000		Fax (011) 833 1274	
Claims Personal	**C J Grosch**	***Risk Financing***	***B L Ancient***
P O Box 1120	*R Bold	P O Box 1120	*R K Bezuidenhout, A.C.I.I.
Telephone (011) 374 2733	*C Thessner	Telephone (011) 374 2177	*P Ramdin
Fax (011) 374 2240		Fax (011) 374 2461	

OTHER BRANCHES

BRANCH	REGIONAL MANAGER *Manager	SUB/LOCAL OFFICE	BRANCH MANAGER *Area Manager
BENONI P O Box 201 Telephone (011) 747 1747 Fax (011) 422 1357	**B D Johnson**, F.I.I.S.A. *C Kidd *I G Manchest, F.I.I.S.A. *E K Sweet	**Vereeniging** P O Box 672 Telephone (016) 455 1040 Fax (016) 421 3729	**C Ahrends**
BENONI CLAIMS P O Box 201 Telephone (011) 747 1747 Fax (011) 420 1910	**D J J Bisschoff**, F.C.I.I. *B Kasselman *P Panday, A.C.I.I.		
BLOEMFONTEIN P O Box 1085 Telephone (051) 403 7700 Fax (051) 448 9866	**E C Albrecht** *M J Smith *M van der Westhuizen *J A Vlok *S G von Berg, Nat.Dip.Mgt.	**Bethlehem** P O Box 1642 Telephone (058) 303 4557 Fax (058) 303 4759	**A Wiese**
		Kroonstad P O Box 353 Telephone (056) 212 7131 Fax (056) 213 1718	*J du Toit, Nat.Dip.Mkt.
		Welkom P O Box 614 Telephone (057) 352 6256/7 Fax (057) 352 7369	**J P Moelich**
CAPE TOWN P O Box 16 Telephone (021) 401 6911 Fax (021) 401 6605/6/7	**M G D van Leeuwen**, F.C.I.I. *G V Gore, F.I.A.C., C.F.A.(S.A.) *C M Grove *R O Schultz, F.I.I.S.A. *K E Vels, A.I.I.S.A.	**Bellville** P O Box 1830 Telephone (021) 910 2011 Fax (021) 910 2016	*F van der Merwe, F.I.I.S.A.
		Mutual Park P O Box 66 Cape Town Telephone (021) 509 3262 Fax (021) 531 1243	*F Quinton
CAPE TOWN CLAIMS P O Box 16 Telephone (021) 401 6911 Fax (021) 401 6601/2/3	**A C W Hill**, F.C.I.I. *G L La Foy, F.C.I.I. *S A Ward *A Weddell, B.Sc.QS, F.I.I.S.A.		
DURBAN P O Box 66 Telephone (031) 362 6111 Fax (031) 362 6275	**R C Meer** *L J Brown, A.C.I.I. *H A E Fountain *D F Kerrin, F.I.I.S.A.	**Empangeni** P O Box 84 Telephone (035) 772 4811 Fax (035) 772 2179	*G Pansegrouw
DURBAN CLAIMS P O Box 66 Telephone (031) 362 6111 Fax (031) 362 6119	**P J Foley**, F.C.I.I. *O S Dixon *R W Wilson, A.I.I.S.A.		

BRANCH	REGIONAL MANAGER *Manager	SUB/LOCAL OFFICE	BRANCH MANAGER *Area Manager
EAST LONDON P O Box 608 Telephone (043) 705 4800 Fax (043) 721 0350	**C Dallas**, F.I.I.S.A. *M V Gower *M S Holmes	**Queenstown** P O Box 428 Telephone (045) 839 3106/7 Fax (045) 838 1194	*A Roodt
KIMBERLEY Private Bag X6063 Telephone (053) 807 5000 Fax (053) 831 2741	**J Squires**, B.Com. *D K Delport *R G Talbot	**Hopetown** P O Box 313 Telephone (053) 203 0534/5 Fax (053) 203 0292	*P J Vermeulen
		Upington P O Box 820 Telephone (054) 338 6000/1/2 Fax (054) 332 4684	*H van Wyk, Dip.Bus.Mgt.
KLERKSDORP P O Box 565 Telephone (018) 464 8800 Fax (018) 462 9238	**G Booysen,** B.Com.(Hons.), A.C.I.I. *J Blignaut *J J Goosen	**Lichtenburg** P O Box 1643 Telephone (018) 632 1204 Fax (018) 632 5211	*R Herbst
		Vryburg P O Box 427 Telephone (053) 927 2227/8 Fax (053) 927 3081	*F Deventer, Dip.Mkt.Mgt.
NELSPRUIT P O Box 307 Telephone (013) 753 2221/2/3 Fax (013) 752 5912	**G P Kloppers**, F.I.I.S.A. *H Breedt	**Ermelo** P O Box 1602 Telephone (017) 819 1117 Fax (017) 811 4814	**G Stapelberg**, B.A.
PAARL P O Box 289 Telephone (021) 860 8500 Fax (021) 872 9264	**M L Glasby**, F.I.I.S.A. *C J van der Merwe *J H Welthagen	**Stellenbosch** P O Box 175 Telephone (021) 808 5500 Fax (021) 808 5570	**A G Fiebiger**, A.I.I.S.A
		Vredendal P O Box 328 Telephone (027) 213 3263 Fax (027) 213 3204	*J Theron
		Worcester P O Box 206 Telephone (023) 342 2454/5 Fax (023) 342 8769	**D N Visser**
PIETERMARITZBURG P O Box 420 Telephone (033) 897 4700 Fax (033) 342 1176/7425	**A S Errington**, A.C.I.I. *N D Bothwell *D G Manning *N R Taylor, A.I.I.S.A.	**Dundee** P O Box 997 Telephone (034) 218 1875 Fax (034) 218 1865	*A M H Lombaard
		Ladysmith P O Box 372 Telephone (036) 637 7031 Fax (036) 637 2606	*C B Lee
		Newcastle P O Box 2338 Telephone (034) 312 7094/5 Fax (034) 315 2880	**C L Stretch**, F.C.I.I.

BRANCH	REGIONAL MANAGER *Manager	SUB/LOCAL OFFICE	BRANCH MANAGER *Area Manager
PINETOWN P O Box 2178 Telephone (031) 717 8315 Fax (031) 702 9646	**D S Pascal**, F.I.I.S.A. *N A McFerran, F.I.I.S.A. *R W Stolsie, A.I.I.S.A.	**Port Shepstone** P O Box 263 Telephone (039) 682 5625 Fax (039) 682 0097	*J A Naylor, A.I.I.S.A.
POLOKWANE P O Box 675 Telephone (015) 297 5800 Fax (015) 297 5493/4	**G L Fijma**, F.I.I.S.A. *P A Nel, A.C.I.I. *T Hohls	**Modimolle** P O Box 2136 Telephone (014) 717 1712 Fax (014) 717 1719	*C J C Jansen van Vuuren, A.C.I.I.
		Tzaneen P O Box 3215 Telephone (015) 307 2001 Fax (015) 307 2046	*C S Donaldson
PORT ELIZABETH P O Box 342 Telephone (041) 508 3111 Fax (041) 508 3153 Fax claims (041) 585 1994	**A R P Shaddock**, Dip.Bus.Man. *T Daniels, A.C.I.I. *M R Delponte *H Platt *L Westerman, B.Com.	**George** P O Box 300 Telephone (044) 802 5200 Fax (044) 802 5215	**A Dunn**
PRETORIA P O Box 29357 Sunnyside Telephone (012) 400 8100 Fax (012) 400 8130	**G E Martin**, I.C.I.B.S. *A M Dias *A Fourie *G P Lucas, A.I.I.S.A. *F L Marshall, I.C.I.B.S.	**Witbank** P O Box 2118 Telephone (013) 690 2850 Fax (013) 656 5591	*C van Niekerk
PRETORIA CLAIMS P O Box 29357 Sunnyside Telephone (012) 400 8100 Fax (012) 400 8308	**P D Pau**, B.A., LL.B, I.L.P.A. *A Berge *S Papadopoulos, H.C.I.I.		
RANDBURG **Commercial Business** P O Box 3909 Telephone (011) 777 8400 Fax (011) 886 1901	**S Legge**, F.C.I.I. *J B Goodchild *L L Greer *C A Kotze, F.I.I.S.A. *J Kayter		
Personal Business P O Box 1060 Telephone (011) 777 8500 Fax (011) 789 2615	**G Horn**, A.C.I.I. *M Brown *J Chapman, A.C.I.I. *A Cronje		
ROODEPOORT P O Box 5802 Telephone (011) 671 7800 Fax (011) 475 7651	**J F du Rand**, A.C.I.I. *W Badenhorst, B.Proc. *L van Heerden, A.C.I.I.	**Carletonville** P O Box 997 Telephone (018) 786 1147 Fax (018) 788 5758	*P C Jordaan
RUSTENBURG P O Box 518 Telephone (014) 592 1191 Fax (014) 594 1651	**W J J Botha** *L de Koker		

Managers:	J J Badenhorst, A.C.I.I.	Pietermaritzburg	
Old Mutual Liaison	D J R Blair, A.C.I.I., A.I.I.S.A.	Durban	
	R R Boggenpoel	Port Elizabeth	
	J A de Waal	Pretoria	
	I D Dreyer	Johannesburg	
	H A Duvenhage	Kimberley	
	W F Immelman	Bloemfontein	
	A E Küyler	Paarl	
	O La Grange	Cape Town	
	F Sepuru, F.I.I.S.A.	Johannesburg	
	L H Swanepoel	Benoni	
	S C Stevenson	Head Office	

BRANCH	REGIONAL MANAGER *Manager	SUB/LOCAL OFFICE	BRANCH MANAGER *Area Manager
MUTUAL & FEDERAL INSURANCE COMPANY OF BOTSWANA LIMITED			
Private Bag 00347 Gaborone Telephone (+267) 390 3333 Fax (+267) 390 3400	General Manager **J M Walkin**, A.C.I.I. *C F Coleman, A.I.I.S.A., B.A.		
MUTUAL & FEDERAL INSURANCE COMPANY OF NAMIBIA LIMITED			
P O Box 151 Windhoek Telephone (+264 61) 207 7111 Fax (+264 61) 207 7205	Managing Director **G R Katjimune**, B.A.(Hons.), M.A. General Manager **J Trybus**	**Mariental** P O Box 900 Telephone (+264 63) 240 999 Fax (+264 63) 242 300	**E Erlank**
	*A Lombard *S Janse van Vuuren *H Zapke *A Puriza	**Oshakati** P O Box 15372 Telephone (+264 65) 222 841 Fax (+264 65) 222 700	**E Venter**
		Otjiwarongo P O Box 1396 Telephone (+264 67) 303 630 Fax (+264 67) 303 246	**J V van der Westhuizen**
		Walvis Bay P O Box 656 Telephone (+264 64) 202 635 Fax (+264 64) 203 183	**J W B le Roux**
RM INSURANCE COMPANY (PRIVATE) LIMITED			
P O Box 3599 Harare Telephone (+2634) 758 954 Fax (+2634) 759 700	General Manager **D M Muthe**, M.B.A., A.C.I.I.		
CGU MALAWI			
P O Box 661 Blantyre Telephone (+265) 623 0941 Fax (+265) 622 862	General Manager **E Chapola**, A.C.I.I.		

WEBSITE: www.mf.co.za
E-mail: investor@mf.co.za

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Mutual & Federal Insurance Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
Share code: MAF ISIN: ZAE000010823
("Mutual & Federal" or "the company")

Notice is hereby given that the thirty-third annual general meeting of shareholders of Mutual & Federal will be held on the 4th floor, Mutual & Federal Centre, 75 President Street, Johannesburg, at 10:00 on Tuesday, 4 May 2004 for the following purposes:

1. To receive and adopt the annual financial statements and reports for the year ended 31 December 2003.

2. To elect directors of the company.

The following directors retire in accordance with the company's articles of association and being eligible, offer themselves for re-election:

(a) A M Hyatt
(b) P D Jones Vilakazi
(c) D Konar
(d) S P G Lee
(e) M J Levett
(f) M L Ndlovu
(g) J V F Roberts
(h) K T M Saggers

A brief curriculum vitae in respect of each director referred to above appears on pages 14 and 15 of these annual financial statements.

3. To re-appoint KPMG Inc. as auditors of the company.

4. To place under the control of the directors of the company by way of a general authority all of the authorised but unissued shares in the share capital of the company in terms of clause 4 of the articles of association and section 221(2) of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act") with the power to allot and issue them at their discretion subject to section 221(3) of the Act and the JSE Securities Exchange South Africa ("JSE") Listings Requirements.

5. To authorise the directors of the company by way of general authority to issue all or any of the authorised but unissued shares in the share capital of the company for cash as they, in their discretion, deem fit, subject to the following limitations:

- the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue; [5.52(a)]
- the authority shall be valid until the date of the next annual general meeting of the company, provided it shall not extend beyond 15 months from the date of this general meeting; [5.50(b)]
- a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published after any issue representing, on a cumulative basis within any one financial year, 5% or more of the number of shares in issue prior to such issue; [11.22]
- issues in terms of this authority will not exceed 15% in the aggregate of the number of ordinary shares in the company's issued share capital in any one financial year. The number of ordinary shares which may be issued shall be based on the number of ordinary shares in issue, added to those that may be issued in future (arising from the conversion of options/convertibles) at the date of such application, less any ordinary shares issued, or to be issued in future arising from options/convertible ordinary shares issued during the current financial year; plus any ordinary shares to be issued pursuant to a rights issue which has been announced, is irrevocable and is fully underwritten, or an acquisition which has had final terms announced; [5.52(c) (i) and (iii)]
- in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price of such shares, as determined over a 30-day period prior to the date that the price of the issue is determined or agreed by the directors; and [5.52(d)]
- any such issue will only be made to public shareholders as defined in paragraphs 4.26 and 4.27 of the JSE Listings Requirements and will not be made to a related party as defined in the JSE Listings Requirements. [5.52(b)]

As special business to consider and, if deemed fit, pass with or without modification, the following resolutions:

6. **Ordinary resolution number 1**

   That, in accordance with the provisions of article 69 of the company's articles of association, the remuneration of the directors, other than executive directors, shall until such time as it be further amended by the company in general meeting, and with effect from 1 January 2004, be fixed at R66 000 per annum for each director, and the Deputy Chairman's remuneration be at the rate of R132 000 per annum. The remuneration of the Chairman shall be confirmed at R165 000 per annum.

7. **Special resolution number 1**

   That Article number 86 of the articles of association of the company be amended by the deletion of the words:

   "The quorum for a meeting of Directors shall be that number of Directors personally present at the commencement of the meeting, which number equals one half of the number of Directors (excluding alternate directors) plus one, calculated to the higher integer."

   And the substitution with the following:

   "*The quorum for a meeting of directors shall be that number of directors personally present at the commencement of the meeting,* which number equals more than 50% of the total number of directors (excluding alternate directors)."

   The reason for and effect of this special resolution number 1 is to clarify the definition of a quorum at a meeting of directors.

Voting and proxies

Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote in his stead. The proxy so appointed need not be a member of the company. A form of proxy is attached for the convenience of any certificated shareholder and own name registered dematerialised shareholders who cannot attend the meeting, but who wished to be represented thereat. In order to be valid, duly completed proxy forms should be forwarded to reach the transfer secretaries, Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) not less than forty-eight hours before the time of holding the meeting.

Shareholders who have dematerialised their shares through a Central Securities Depositary Participant ("CSDP") or broker, other than own name registered dematerialised shareholders, and who wish to attend the annual general meeting must request their CSDP or broker to issue them with the necessary authority to attend. Should shareholders who have dematerialised their shares wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker.

By order of the Board

GM Benton

G M Benton
Company Secretary

Company Secretary:	G M Benton, B.Com., C.A. (S.A.), F.C.A. (U.K.)
Address and registered office:	19th floor, Mutual & Federal Centre 75 President Street, Johannesburg, 2001, South Africa P O Box 1120, Johannesburg, 2000
Auditors:	KPMG Inc.
Bankers:	First National Bank of Southern Africa Limited Nedbank Limited The Standard Bank of South Africa Limited
Transfer secretaries:	Computershare Limited, 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107
Sponsor	Nedbank Capital, a division of Nedbank Limited 1 Newtown Avenue, Killarney, 2001

Johannesburg
10 February 2004

Mutual & Federal Insurance Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1970/006619/06)

Share code: MAF ISIN: ZAE000010823

("Mutual & Federal" or "the company")

For use by certificated and own name registered dematerialised shareholders at the thirty-third annual general meeting of the company to be held on the 4th floor, Mutual & Federal Centre, 75 President Street, Johannesburg, at 10h00 on Tuesday, 4 May 2004.

Shareholders who have dematerialised their shares through a Central Securities Depositary Participant ("CSDP") or broker, other than own name registered dematerialised shareholders, and who wish to attend the annual general meeting must request their CSDP or broker to issue them with the necessary authority to attend. Should shareholders who have dematerialised their shares, other than those with own name registration, wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker.

I/We ______________________________

of ______________________________

being a member(s) of Mutual & Federal Insurance Company Limited,

hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, ______________________________

the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the company to be held on Tuesday, 4 May 2004 and at every adjournment thereof.

Please indicate how you wish your proxy to vote by placing a cross in the box which applies:

Resolution in respect of item of business number.

	For	Against	Abstain
1. To receive and adopt the annual financial statements			
2. To re-elect directors of the company by single resolution			
3. To re-appoint KPMG Inc. as auditors			
4. To place unissued shares under the control of the directors			
5. To authorise directors of the company to issue shares			
6. Ordinary resolution number 1: remuneration of directors			
7. Special resolution number 1: amendment to articles of association of the company			

If no voting instructions are given, the proxy will be entitled to vote or to abstain at his discretion.

Signature ______________________________ Date ______________

Assisted by me, her husband ______________________________

(If applicable)


motiv

1. Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).

2. A member entitled to attend and vote may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting "the Chairman of the annual general meeting". A proxy need not be a member of the company. The person whose name stands first on the form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A member is entitled to one vote on a show of hands and, on a poll, one vote in respect of each share held. A member's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by the member in the appropriate box(es). Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes.

4. A vote given in terms of an instrument of proxy shall be valid in relation to the annual general meeting notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the Company Secretary not less than 48 hours before the commencement of the annual general meeting.

5. The Chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received other than in compliance with these notes.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. Documentary evidence establishing the authority of a person signing the form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the company or unless this requirement is waived by the Chairman of the annual general meeting.

8. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the company.

9. Where there are joint holders of shares:
   - any one holder may sign the form of proxy;
   - the vote(s) of the senior members (for that purpose seniority will be determined by the order in which the names of members appear in the company's register of shareholders) who tender a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint member(s).

10. Forms of proxy should be lodged with the transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 10h00 on Friday, 30 April 2004.

motiv

Printed by Ince (Pty) Ltd


MUTUAL&FEDERAL

www.mf.co.za